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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                 CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.
                           (Name of Subject Company)

                            ------------------------

                 CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                  168757 20 1
                     (CUSIP Number of Class of Securities)

                            ------------------------

                               RICHARD A. NIGLIO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                 CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.
                          851 IRWIN STREET, SUITE 200
                          SAN RAFAEL, CALIFORNIA 94901
                                 (415) 257-4200
          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:
                              BRUCE MAXIMOV, ESQ.
                             WILLIAM J. MORAN, ESQ.
                          FARELLA BRAUN & MARTEL, LLP
                       235 MONTGOMERY STREET, 30TH FLOOR
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 954-4400

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Children's Discovery Centers of America, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 851 Irwin Street, Suite 200, San Rafael, California 94901. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 3, 1998 (the "Schedule 14D-1") of KBI Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase any and all of the outstanding shares ("the Shares") of Common Stock at a price of $12.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 3, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which as amended and supplemented from time to time together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 27, 1998 (the "Merger Agreement") by and among the Company, Knowledge Beginnings, Inc., a Delaware corporation ("Parent"), and Purchaser, which is a wholly-owned subsidiary of Parent.

    According to the Schedule 14D-1, the address of the principal executive office of Parent is 844 Moraga Drive, Los Angeles, California 90049, and the address of the principal executive office of Purchaser is also 844 Moraga Drive, Los Angeles, California 90049.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    (b)(i) Except as described in this Item 3 and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached to this Statement as
Schedule II and is incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or the executive officers, directors or affiliates of Parent or Purchaser.

    The stockholders of the Company should be aware that certain members of the Company's management and certain members of the Board of Directors of the Company (the "Company Board") have certain interests in the Merger that are in addition to the interests of stockholders of the Company generally.

    (ii) Merger Agreement and Option and Support Agreement

    The following is a summary of the material terms of the Merger Agreement and the Option and Support Agreement dated March 27, 1998 (the "Option and Support Agreement") by and among the Company, Parent and each of Proactive Partners, L.P., Fremont Proactive Partners, L.P. and Lagunitas Partners, L.P. (collectively, the "Selling Stockholders"). Such summary is not a complete description of such agreements and is qualified in its entirety by reference to the complete texts of the agreements, copies of which are filed as exhibits to this Statement, and are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the applicable agreement.

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THE MERGER AGREEMENT

    THE OFFER. The Merger Agreement provides for the making of the Offer by Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to there having been validly tendered pursuant to the Offer, and not validly withdrawn, a minimum of a majority of the Shares (determined on a fully diluted basis) (the "Minimum Condition") and satisfaction of certain other conditions that are described below under "Certain Conditions of the Offer." Purchaser has agreed that, without the written consent of the Company, it may not waive the Minimum Condition or amend the Offer to decrease the Offer Price, decrease the number of Shares being sought in the Offer, change the form of consideration to be paid in the Offer or impose additional conditions to the Offer. Purchaser may, without the consent of the Company, modify the terms of the Offer, including, without limitation, to extend the Offer beyond the scheduled Expiration Date (including an extension of up to 20 business days beyond the initial scheduled Expiration Date notwithstanding the satisfaction of the conditions set forth below under "Certain Conditions of the Offer"). Subject to the terms and conditions set forth in the Merger Agreement (including the right to terminate, extend or modify the Offer), and subject to the other conditions set forth below under "Certain Conditions of the Offer", including, without limitation, the Minimum Condition, Purchaser will use its reasonable best efforts to consummate the Offer as soon as legally permissible in accordance with the Merger Agreement. Such conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such condition or may be waived by Purchaser, in whole or in part, at any time and from time to time, in its sole discretion.

    THE COMPANY'S BOARD OF DIRECTORS. Pursuant to the terms of the Merger Agreement, promptly upon acceptance for payment and payment for Shares pursuant to the Offer, and from time to time thereafter, the Company and the Board of Directors of the Company (the "Company Board") shall, upon the request of Parent, promptly take all action, subject to compliance with applicable law, necessary to cause to be elected as directors of the Company a number of directors designated by Parent equal to the product, rounded up to the next whole number, of the total number of directors on the Company Board (giving effect to the directors so elected) multiplied by the percentage that the number of Shares so accepted for payment and paid for by Purchaser bears to the number of Shares outstanding. The Company is required to use its reasonable best efforts to cause Parent's designees to be so elected, including by accepting the resignations of certain incumbent directors or increasing the size of the Company Board and causing Parent's designees to be elected. In accordance with the Merger Agreement, the Company is required to use commercially reasonable efforts to obtain, prior to the consummation of the Offer, the resignation of each of the directors on the Company Board, other than Dr. Elanna S. Yalow, which resignations are to be effective immediately following consummation of the Offer.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions therein, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser (or such other subsidiary of Parent as described below) will be merged with the Company (the "Merger"), and at the effective time of the Merger (the "Effective Time") the separate corporate existence of Purchaser shall cease and the surviving corporation in the merger (the "Surviving Corporation") will be a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at Parent's election, the Merger may be structured (i) as a merger of Purchaser and the Company, with either as the Surviving Corporation, (ii) such that any direct or indirect subsidiary of Parent is merged with and into the Company, with the Company as the Surviving Corporation, or (iii) such that the Company is merged with and into any such other subsidiary, with such other subsidiary as the Surviving Corporation. The Merger will become effective at such time as a Certificate of Merger or, if applicable, a Certificate of Ownership and Merger is filed with the Secretary of State of the State of Delaware. As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and Purchaser will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser will become the debts, liabilities and duties of the Surviving Corporation.

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    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent or Purchaser (i) all Shares that are owned by the Company, Parent, Purchaser or any direct or indirect wholly owned subsidiary of the Company, Parent or Purchaser will be canceled, and no consideration will be delivered in exchange therefor, (ii) each Share outstanding immediately prior to the Effective Time will, except as otherwise provided in (i) above and except for Shares held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL, be converted into the right to receive $12.25 (or such other price that may be paid for each Share pursuant to the Offer, if amended) in cash, without interest thereon (the "Merger Consideration"), and (iii) the Surviving Corporation will become a wholly owned subsidiary of Parent.

    The Merger Agreement provides that the Certificate of Incorporation and the Bylaws of Purchaser at the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation. The Merger Agreement also provides that at the Effective Time the directors of Purchaser in office immediately prior to the Effective Time will remain in office and will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case until their successors are duly elected and qualified, or their earlier death, resignation or removal.

    STOCK OPTIONS. In accordance with the Merger Agreement, the Company shall, prior to the consummation of the Offer, cause all outstanding options (the "Options") granted under the Company's stock option plans or otherwise to become exercisable immediately prior to the Effective Time, subject to the consummation of the Merger. The Company is required to make an offer (the "Option Offer") to each holder of Options prior to the consummation of the Offer and, if such Option Offer is accepted, the Company shall pay, subject to consummation of the Merger, each such holder an amount equal to the aggregate Merger Consideration into which Shares issuable upon exercise of such holder's Options would have been converted if such Options had been exercised immediately prior to the Effective Time, reduced by (i) the aggregate exercise price for the Shares then issuable upon exercise of such Options, (ii) the amount of any withholding taxes which may be required thereon, and (iii) the amount of all outstanding loans, if any, from the Company to such holder, in return for the cancellation of such Options. Pursuant to the Merger Agreement, the Option Offer must be accepted, if at all, irrevocably by the holders of all Options prior to the consummation of the Offer and must provide that holders of Options subject to the Option Offer agree not to exercise such Options after accepting the Option Offer. The Company is required, pursuant to the Merger Agreement, to take such action as may be necessary to make the Option Offer to each holder of Options and shall use its best efforts to obtain acceptances of the Option Offer from all such holders.

    RECOMMENDATION. The Company represents and warrants in the Merger Agreement that the Company Board has, by the unanimous vote of all directors at a meeting duly called and held: (i) determined that each of the Offer and the Merger is fair to, and in the best interests of, the holders of Shares; (ii) approved and adopted the Merger Agreement and the Option and Support Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) recommended acceptance of the Offer, the tender of Shares pursuant to the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company; and (iv) taken all action necessary to render
Section 203 of the DGCL and other state takeover statutes inapplicable to the Offer, the Merger and the Option and Support Agreement. Subject to the provisions of the Merger Agreement, the recommendation of the Company Board may be withdrawn, modified or amended to the extent that the Company Board deems it necessary to do so in the exercise of its fiduciary duty after being so advised in writing by outside counsel. Any withdrawal, modification or amendment of the recommendation of the Company Board by the Company Board or any committee thereof in any manner adverse to Parent or Purchaser, however, may give rise to certain termination rights on the part of Parent and Purchaser under the Merger Agreement and the right to receive certain termination fees as set forth therein.

                                       3
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    INTERIM AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY.  Pursuant to the
Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the business of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries will not take any action except in, the ordinary course of business consistent with past practices. The Merger Agreement provides that the Company will use its reasonable best efforts to preserve intact and maintain the Company's business organization, its present relationships with customers, suppliers and other persons having business relations with the Company and its subsidiaries, assets, employees, regulatory licenses and approvals and advantageous business relationships. Except as otherwise contemplated by the Merger Agreement, the Company will not, nor will it permit any of its subsidiaries or other entities controlled by it, between the date of the Merger Agreement and the Effective Time, without the prior written consent of Parent, to, directly or indirectly:

        (i) Amend or propose to amend its Certificate of Incorporation, regulations or Bylaws, or equivalent organizational documents;

        (ii) (a) issue, sell, transfer, pledge, dispose of or encumber, or authorize, propose or agree to the issuance, sale, pledge, transfer, disposition or encumbrance of, any capital stock of the Company (except for shares issuable upon exercise of Options outstanding on the date of the Merger Agreement) or any of its subsidiaries; (b) issue, sell, pledge, transfer or dispose of, or authorize, propose or agree to the issuance, sale, pledge, transfer or disposition of any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, any capital stock of any class or any other equity securities of the Company or any of its subsidiaries; (c) authorize, recommend or propose any change in its capitalization; or (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the Merger);

       (iii) (a) except in the ordinary course of business and consistent with past practice, sell, pledge, transfer, lease, sell and leaseback, assign, license, dispose of or encumber any assets of the Company or of any of its subsidiaries (including without limitation, any indebtedness owed to them or any claims held by them) or (b) whether or not in the ordinary course of business, sell, pledge, transfer, lease, sell and leaseback, assign, license, dispose of or encumber any material assets of the Company or any of its subsidiaries;

        (iv) (a) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock other than dividends and distributions by a subsidiary of the Company to the Company or to any other subsidiary all of the capital stock of which (other than directors' qualifying shares) is owned directly or indirectly by the Company, or (b) redeem, purchase or otherwise acquire or offer or agree to redeem, purchase or otherwise acquire any capital stock of the Company or any of its subsidiaries;

        (v) Except in the ordinary course of business and consistent with past practice, acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of stock or securities, contributions to capital, loans, advances, property transfer or purchase of any amount of property or assets, in any other individual or entity (other than subsidiaries of the Company);

        (vi) Incur any indebtedness for borrowed money, issue any debt securities or enter into any capitalized leases or assume, guarantee, endorse, secure or otherwise as an accommodation become responsible for, the obligations of any other person (other than the Company and its subsidiaries);

       (vii) Take any action with respect to the grant of any severance or termination pay (other than pursuant to policies or written agreements of the Company in effect on the date of the Merger Agreement) or with respect to any increase of benefits payable under its severance or termination pay policies or written agreements in effect on the date of the Merger Agreement;

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      (viii) Adopt, enter into or amend any bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, employment, severance, retention or stay or other employee benefit plan, agreement, trust, fund or other arrangement for the benefit or welfare of any director, officer or employee or increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan, arrangement or agreement in effect on the date of the Merger Agreement;

        (ix) Make any tax election or settle or compromise any federal, state, local or foreign income tax liability;

        (x) Take any action or omit to take any action, which action or omission would reasonably be expected to result in a breach or inaccuracy of any of the representations and warranties set forth in the Merger Agreement in any material respect at, or as of any time prior to, the Effective Time;

        (xi) Enter into any contract or agreement other than in the ordinary course of business or amend, terminate or modify any Material Contract or enter into any contract or agreement which would have been a Material Contract if entered into prior to the date of the Merger Agreement;

       (xii) Enter into, amend, modify or terminate any contract or agreement with, or make any payment other than pursuant to a written agreement existing on the date of the Merger Agreement to, any affiliate (other than the Company or any of its subsidiaries) of the Company or its subsidiaries, including releasing Shares under pledge agreements;

      (xiii) Settle or compromise any pending or threatened suit, action or claim for an amount in excess of $25,000 per suit, action or claim or which relates to the transactions contemplated by the Merger Agreement;

       (xiv) Authorize or make any expenditure for capital or acquisitions which are not specifically provided for in the Company's capital budget;

       (xv) Incur costs, fees and expenses in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement in excess of (i) $1,000,000 for the costs, fees and expenses of financial advisors, including, without limitation, McGettigan, Wick & Co., ("McGettigan, Wick") and Advest, Inc. ("Advest") and (ii) those reasonable and necessary costs, fees and expenses, including, without limitation, fees and expenses of attorneys, accountants, and other representatives and advisors (excluding financial advisors), costs of preparing, printing and mailing materials to stockholders, filing fees and other out-of-pocket costs, which shall be evidenced by detailed invoices submitted to the Company and which shall be payable by the Company in accordance with its standard accounts payable practices; or

       (xvi) Offer or propose to take or agree or commit to take any of the foregoing actions.

    OTHER AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY. In the Merger Agreement, the Company has agreed that, prior to the Effective Time, it will not, nor will it authorize or permit any of its subsidiaries or any of its subsidiaries' directors, officers, employees, agents or representatives, to, directly or indirectly: (i) solicit, initiate, facilitate or encourage any inquiries or the making of any proposal with respect to any tender offer, exchange offer, merger, consolidation, sale of assets, sales of capital stock or other business combination involving the Company or its subsidiaries or the acquisition of 20% or more of the assets or capital stock of the Company and its subsidiaries taken as a whole (an "Acquisition Transaction"); (ii) negotiate, explore or otherwise communicate in any way with, or provide or furnish any information to, any person (other than Parent or Purchaser) with respect to any Acquisition Transaction; or (iii) enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer or the Merger or any other transaction contemplated by the Merger Agreement; provided, however, that the Company may, in response to an unsolicited written binding offer with respect

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to an Acquisition Transaction from a person with sufficient financial resources available to it to consummate such transaction which contains no financing condition, (i) furnish or disclose non-public information to such third party and (ii) negotiate, explore or otherwise communicate with such third party, in each case only if the Company Board determines in good faith (A) after consultation with its outside counsel and financial advisors, that the Acquisition Transaction would, upon consummation thereof, result in a transaction which is more favorable to the Company's stockholders from a financial point of view than the Offer and the Merger and that such Acquisition Transaction is likely to be consummated and (B) after advice of outside counsel, that failing to take such action would constitute a breach of the Company Board's fiduciary duties. The Company is required to advise Parent in writing of the receipt by the Company, any of its subsidiaries or any or their respective officers, directors, employees, agents or representatives of any request for information, inquiries, indications of interest, offers or proposals relating to any Acquisition Transaction and any actions taken with respect to such Acquisition Transaction, which notice shall include the terms and conditions of such Acquisition Transaction and the identity of the person making such request, inquiry, indication of interest, offer or proposal.

    Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, the Company is required to, and will cause its subsidiaries, officers, directors, employees, and agents to, afford the officers, employees, counsel, investment bankers and agents of Parent and its affiliates complete access at all reasonable times to its officers, employees, agents, properties, books, records and contracts and shall furnish to Parent and its affiliates all financial, operating and other data and information as Parent or its affiliates, through their respective officers, employees or agents, may reasonably request for such purposes as may be necessary or desirable. The Company will, subject to the terms of the Merger Agreement, endorse the Offer and the Merger and recommend to its stockholders the approval and adoption of the Merger Agreement, the Merger and the transactions to be consummated thereunder; and will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Offer and the Merger Agreement, and to cooperate with Parent and Purchaser in connection with the foregoing, including using reasonable best efforts to obtain all necessary waivers, consents and approvals, including by the Company's stockholders, if required, of the Merger Agreement and the Merger.

    Pursuant to the Merger Agreement, the Company must take all action necessary to cause a meeting of its stockholders (the "Company Stockholder Meeting"), if required by the DGCL, to be duly called and held as promptly as practicable after the consummation of the Offer (provided Purchaser shall have accepted for payment Shares tendered pursuant to the Offer) for the purposes of voting on the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby. The Company is also required to use its reasonable efforts to solicit from stockholders of the Company proxies in favor of such adoption and approval and to take all other action necessary or, in the reasonable judgment of Parent, helpful to secure the vote or consent of the Company's stockholders, if required by the DGCL, to effect the Merger.

    The Merger Agreement provides that, if the Company Stockholder Meeting is required by the DGCL, as promptly as practicable following consummation of the Offer, the Company will prepare and file with the Commission a proxy statement under the Exchange Act relating to the Company Stockholder Meeting (the "Proxy Statement") and will cause the Proxy Statement, subject to compliance with the rules and regulations of the Commission, to be mailed to its stockholders as promptly as practicable thereafter and will use its reasonable best efforts to secure all necessary approvals by its stockholders of the Merger Agreement and the Merger. Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the outstanding Shares and Parent so requests, Parent, Purchaser and the Company will take all actions necessary and appropriate to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

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    For a period of six years after the Effective Time, the Surviving
Corporation shall indemnify, defend and hold harmless the officers and directors of the Company as of the date of the Merger Agreement against all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time to the same extent and on the same terms and conditions (including with respect to advancement of expenses) provided for in the Company's Certificate of Incorporation and Bylaws in effect at the date of the Merger Agreement (to the extent consistent with applicable law). The Surviving Corporation shall maintain in effect the Company's existing policies of directors' and officers' liability insurance with respect to claims arising from facts or events which occurred prior to the Effective Time for a period of six years from and after the Effective Time (provided that Parent or the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions no less advantageous to such directors or officers); provided, however, that the Surviving Corporation shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 150% of the premiums paid by the Company as of the date of the Merger Agreement for such insurance.

    Pursuant to the Merger Agreement, the Company is required to use commercially reasonable efforts to obtain employment or consulting agreements and noncompete agreements, in form and substance satisfactory to Parent, from Richard A. Niglio, Dr. Elanna S. Yalow, Randall J. Truelove, Frank A. Devine and Jane A. Delaney (the "Named Officers"), releases, in form and substance satisfactory to Parent, from each Named Officer and from McGettigan, Wick and a fully executed copy of the Excess Payment Agreement dated March 27, 1998 by and between the Company and Dr. Yalow, prior to the consummation of the Offer. In addition, the Company is required to use commercially reasonable efforts to obtain, prior to the consummation of the Offer, the resignation of each director of the Company, other than Dr. Yalow, which resignations are to be effective immediately following the consummation of the Offer.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto, including, without limitation, representations by the Company as to corporate status and good standing, subsidiaries, power and authority, enforceability, capitalization, no violation, reports and financial statements, no commissions, material developments and absence of undisclosed liabilities, compliance with law, taxes, employee benefit plans, litigation and environmental liabilities. In addition, the Company represented to Parent and Purchaser that the Company Board, by a vote of all directors at a meeting duly called and held, has unanimously (i) determined that each of the Offer, the Merger and the Option and Support Agreement is fair to, and in the best interests of, the holders of Shares; (ii) approved and adopted the Option and Support Agreement and the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved to recommend acceptance of the Offer, the tender of Shares pursuant to the Offer and approval and adoption of the Merger Agreement and the Merger by the stockholders of the Company; and (iv) taken all action necessary to render Section 203 of the DGCL and other state takeover statutes inapplicable to the Offer, the Merger, the Merger Agreement and the Option and Support Agreement.

    CONDITIONS TO THE MERGER. The respective obligations of the Company, Parent and Purchaser to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of the conditions that (i) Purchaser (or a subsidiary or an affiliate of Parent) shall have accepted for payment and paid for Shares tendered pursuant to the Offer in accordance with the terms of the Offer, (ii) to the extent required by the DGCL, the Merger and the Merger Agreement shall have been approved and adopted by the requisite vote or consent of the Company's stockholders, and (iii) no permanent injunction, order, decree or ruling issued by a court of competent jurisdiction in the United States or by a domestic governmental, regulatory or administrative agency or commission nor any statute, rule, regulation or executive order promulgated or enacted by any domestic governmental authority shall be in effect which would make the acquisition or holding by Parent, Purchaser or the subsidiaries or affiliates of Parent of the shares of common stock of the Surviving Corporation illegal or otherwise prevent the consummation of the Merger (provided that the Company, Parent and Purchaser shall have used all reasonable efforts to prevent such event). The

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obligation of Purchaser and Parent to effect the Merger is further subject to satisfaction of the conditions, unless waived by Parent or Purchaser, that (i) Parent, Purchaser and the Company shall have obtained such licenses, permits, consents, waivers, approvals, authorizations, qualifications, orders, actions and non-actions from all third parties, including governmental authorities and agencies, as are necessary for consummation of the Merger and the consummation of the Merger will not result in the loss of any material license, permit, authorization, approval or registration of the Company or any of its subsidiaries, (ii) the Company shall not have breached or failed to perform in any material respect any of its obligations in the Merger Agreement or failed to comply in any material respect with any of its agreements or covenants in the Merger Agreement, (iii) each of the representations and warranties of the Company set forth in the Merger Agreement that are subject to, or qualified by, any materiality qualification shall be true and correct and each such representation and warranty that is not so qualified shall be true and correct in all material respects, in each case at the date of the Merger Agreement and as of the Effective Time, except as to each such representation or warranty which speaks as of a specific date which must be true and correct in the foregoing respects as of such date, (iv) no event, condition or change (or any development involving a prospective event, condition or change) shall have occurred or be threatened which has had or is reasonably likely to have a Material Adverse Effect on the Company and its subsidiaries taken as a whole, and (v) there shall not have occurred (A) any general suspension of, or limitation on prices for, trading in securities on any United States stock exchange, (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (C) the commencement of a war, armed hostilities or other international or national calamity materially affecting the United States, (D) any limitation by any governmental authority or any other event which is reasonably likely to affect the extension of credit by banks or other lending institutions, or (E) in the case of any of the foregoing existing at the date of this Agreement, any material acceleration or worsening thereof.

    For purposes of the Merger Agreement, the term "Material Adverse Effect" means a material adverse effect on the assets, liabilities, condition (financial or otherwise), results of operations, business, operations or prospects of the Company and its subsidiaries taken as a whole or on the ability of the Company, Parent or Purchaser to consummate the transactions contemplated by the Merger Agreement.

    TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company, by mutual written consent duly authorized by the Company Board and the Board of Directors of Parent. The Merger Agreement may also be terminated by the Company, upon delivery of notice to Parent, (i) if Purchaser or any of its or Parent's subsidiaries or affiliates shall have (A) failed to commence the Offer within the time period specified in the Merger Agreement, (B) terminated the Offer, or (C) failed to pay for Shares tendered pursuant to the Offer within 120 days after the commencement of the Offer, provided that such failure to commence or termination or failure to pay for Shares does not arise from, is not in connection with, or related to a breach of a representation or warranty of the Company or the failure to perform in any material respect any of its obligations under the Merger Agreement; (ii) if, prior to the purchase of any Shares tendered pursuant to the Offer, Purchaser or Parent fails to perform in any material respect any of their respective obligations under the Merger Agreement or comply in any material respects with their respective agreements and covenants under the Merger Agreement and such failure shall not have been cured within ten days following notice from the Company to Parent of such failure and the Company's intent to terminate the Merger Agreement; (iii) at any time prior to the purchase of any Shares tendered pursuant to the Offer, to allow the Company to enter into an agreement in respect of an Acquisition Transaction if the Company Board determines in good faith, after advice of outside counsel, that such Acquisition Transaction is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the stockholders of the Company than the transactions contemplated by the Merger Agreement and that such action is necessary in order to fulfill the fiduciary duty of the Company Board to the Company's stockholders; provided that the Company Board is then in receipt of a written opinion from its financial advisor that such Acquisition Transaction would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by the Offer, the Merger and the Merger Agreement; provided, further, that prior to any such termination, the Company notifies Parent promptly of its intention to terminate the Merger Agreement and enter into an agreement with respect to an Acquisition Transaction, which notice shall include the terms of such Acquisition Transaction and shall be given at least 48 hours prior to the termination of the Merger Agreement; provided, further, that such termination shall not be effective until the Company pays Parent all termination fees described in the Merger Agreement; or (iv) if any court of competent jurisdiction in the United States or a domestic governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the purchase of the Shares pursuant to the Offer or the Merger; provided that the Company shall have used its reasonable best efforts to remove or lift such order, decree or ruling.

    In addition, the Merger Agreement may be terminated by Parent, upon delivery of notice to the Company, (i) if Purchaser or any of its or Parent's subsidiaries or affiliates shall have (A) failed to commence the Offer within the time period specified in the Merger Agreement, (B) terminated the Offer, or
(C) failed to pay for Shares pursuant to the Offer within 120 days after the commencement of the Offer; provided that such failure to commence, or termination or failure to pay for Shares does not arise from, is not in connection with, or related to a breach of a representation or warranty of Parent or Purchaser or their failure to perform in any pertinent aspect any of their obligations under the Merger Agreement; (ii) if (A) the Company Board or any committee thereof shall have withdrawn or modified (including by amendment of this Schedule 14D-9) in any manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Transaction, or Parent requests in writing that the Company Board reconfirm its recommendation of the Offer, the Merger and the Merger Agreement to the Company's stockholders and the Company Board fails to do so within five days after its receipt of Parent's request, (B) any Person shall have entered into an agreement, an agreement in principle or letter of intent with the Company or any of its subsidiaries with respect to an Acquisition Transaction, or (C) the Company Board or any committee thereof shall have resolved to take any of the foregoing actions; (iii) if the Company fails to perform in any material respect any of its obligations under the Merger Agreement or comply in any material respects with its agreements and covenants under the Merger Agreement and such failure shall not have been cured within ten days following notice from Parent to the Company of such failure and Parent's intent to terminate the Merger Agreement; or (iv) if any court of competent jurisdiction in the United States or a domestic governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the purchase of the Shares pursuant to the Offer or the Merger; provided that Parent and Purchaser shall have used their reasonable best efforts to remove or lift such order, decree or ruling.

    Except as otherwise provided in the Merger Agreement, in the event of termination of the Merger Agreement, the Merger Agreement shall, upon receipt of notice of termination, forthwith become void and of no further force and effect, and the Company, Parent and Purchaser (and their respective directors, officers, employees, stockholders, affiliates, agents and advisors) shall be released from any and all liability thereunder; provided, however, that nothing shall relieve the Company, Parent or Purchaser from liability for any breach of any agreement, covenant, representation or warranty set forth in the Merger Agreement. Notwithstanding the termination of the Merger Agreement, the Option and Support Agreement and certain provisions of the Merger Agreement shall remain in full force and effect and shall survive any such termination of the Merger Agreement.

    TERMINATION FEE AND EXPENSES. Upon termination of the Merger Agreement for any reason, in addition to any other amounts which may be payable or become payable pursuant to the Merger Agreement, the Company shall (provided that neither Parent nor Purchaser is then in material breach of their respective obligations under the Merger Agreement) reimburse Parent and Purchaser for the reasonable costs, expenses and fees incurred by them and their subsidiaries and affiliates (including, without limitation, out-of-pocket fees and expenses payable to all banks and other financial institutions and investment bankers and reasonable allocations of corporate overhead and salary and payroll expenses of their employees) or on their behalf in connection with their due diligence investigation of the Company, the Merger Agreement, the Offer, the Merger and the consummation of all the transactions contemplated by the Merger Agreement; provided, however, that the Company shall not be obligated to reimburse Parent or Purchaser for any costs, fees and expenses of its financial advisors (including, without limitation, Donaldson, Lufkin & Jenrette Securities Corporation) in excess of $250,000. Upon termination of the Merger Agreement as a result of the failure by Parent or Purchaser to perform (or to cure in accordance with the Merger Agreement) in any material respect any of their respective obligations under the Merger Agreement or comply in any material respects with their respective agreements and covenants under the Merger Agreement, Parent shall (provided that the Company is not then in material breach of its obligations under the Merger Agreement) reimburse the Company for the reasonable costs, expenses and fees incurred by it and its subsidiaries or on their behalf in connection with the Merger Agreement or the Offer, subject to the limitations set forth in the Merger Agreement; provided, however, that Parent shall not be obligated to reimburse the Company for any costs, expenses or fees of its financial advisors (including, without limitation, McGettigan, Wick and Advest) in excess of $250,000.

    If the Merger Agreement shall have been terminated (i) by Parent due to
(A)(x) the withdrawal or modification (including by amendment of this Schedule 14D-9) by the Company Board or any committee thereof, in any manner adverse to Parent or Purchaser, of the approval or recommendation of the Company Board of the Offer, the Merger or the Merger Agreement, (y) the approval or recommendation by the Company Board of any Acquisition Transaction, or (z) the failure of the Company Board to reconfirm its recommendation of the Offer, the Merger and the Merger Agreement to the Company's stockholders within five days of receipt of a request for such reconfirmation by Parent, (B) the Company or any of its subsidiaries entering into an agreement, agreement in principle or letter of intent with any person with respect to an Acquisition Transaction, or
(C) the Company Board or any committee thereof resolving to take any of the foregoing actions; or (ii) by the Company due to a determination by the Company Board, at any time prior to the purchase of any Shares pursuant to the Offer, in good faith, after advice of outside counsel, that an Acquisition Transaction is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the stockholders of the Company than the transactions contemplated by the Merger Agreement and that such action is necessary in order to fulfill the fiduciary duty of the Company Board to the Company's stockholders (provided that, as described above, the Company is then in receipt of a written opinion from its financial advisor that such Acquisition Transaction would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Offer, the Merger and the Merger Agreement and otherwise in accordance with the terms of the Merger Agreement); or (iii) for any other reason (other than by the Company as a result of failure by Parent or Purchaser to perform (or to cure in accordance with the Merger Agreement) in any material respect any of their respective obligations under the Merger Agreement or to comply in any material respects with their respective agreements and covenants thereunder) and during the period commencing on the date of the Merger Agreement and ending on, and including, the date which is nine months after the date of the Merger Agreement is terminated an Alternative Transaction is consummated, then, in any such case, the Company shall pay Parent $4,000,000 (the "Termination Fee"). For purposes of the Merger Agreement, an "Alternative Transaction" means either (A) a transaction pursuant to which any person other than Parent, Purchaser or their affiliates (a "Third Party") acquires beneficial ownership of more than 25% of the outstanding Shares or other equity securities, whether from the Company, its stockholders or pursuant to a tender or exchange offer or otherwise, (B) a merger or other business combination involving the Company pursuant to which any Third Party acquires beneficial ownership of more than 25% of the outstanding Shares or other equity securities of the Company or the entity surviving such merger or business combination, or (C) any other transaction, or series of transactions, pursuant to which any Third Party acquires control of assets of the Company or any of its subsidiaries having a fair market value equal to more than 25% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction.

    The Termination Fee shall be paid to the Company on the date (the "Fee Payment Date") which is (a) immediately prior to the termination of the Merger Agreement in the case of payment pursuant to (ii) above, (b) within two business days of the termination of this Agreement in the case of payment pursuant to (i) above, and (c) immediately prior to the later to occur of the termination of the Merger Agreement and the consummation of an Alternative Transaction, in the case of payment pursuant to (iii) above.

    Notwithstanding the foregoing, if and to the extent that Parent has purchased Shares from the Company pursuant to the Option and Support Agreement ("Company Option Shares") or elected to exercise its right under the Option and Support Agreement to receive cash rather than Shares (the "Cash Conversion") prior to the Fee Payment Date, the sum of, (i) the Termination Fee, PLUS (ii) the net cash amount received by Parent prior to the Fee Payment Date pursuant to the Cash Conversion under the Option and Support Agreement, PLUS (iii)(x) the amount received by Parent prior to the Fee Payment Date pursuant to the sale of Company Option Shares (or any other securities into which such Company Option Shares are converted or exchanged), less (y) Parent's purchase price for such Shares, MINUS (iv) any amounts paid or Shares (valued at the closing sales price of the Shares on the Nasdaq National Market ("NNM") on the day of delivery) delivered to the Company pursuant to the Option and Support Agreement or pursuant to any other reimbursement obligations, including without limitation, pursuant to Section 16 of the Exchange Act, shall not exceed $5,000,000. Pursuant to the Merger Agreement, if the Company fails to promptly pay the Termination Fee, the Company shall pay to Parent its costs and expenses (including attorneys' fees) incurred in connection with collecting such amount, together with interest, from the date when such amount was due, on the amount of the fee at the rate of 10% per annum.

    Except as otherwise described herein, each of the parties hereto shall pay all the fees and expenses incurred by it incident to preparing for, entering into and carrying into effect the Merger Agreement and the transactions contemplated therein; provided that the Company covenants and represents and warrants that such fees and expenses incurred by the Company and its subsidiaries for costs, fees and expenses of financial advisors (including, without limitation, McGettigan, Wick and Advest) associated with the Offer, the Merger, the Merger Agreement and the transactions contemplated herein, will not exceed $1,000,000.

    AMENDMENTS; WAIVER. Subject to applicable law, the Merger Agreement may not be modified, amended or supplemented prior to the Effective Time except by the written agreement of the Company, Parent and Purchaser. Any failure by the Company, Parent or Purchaser to comply with any obligation, covenant, agreement or condition in the Merger Agreement may be waived by the Company, Purchaser or Parent, respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No extension of time for performance of any obligations or other acts thereunder or under any other agreement shall be deemed to be an extension of the time for performance of any other obligations or any other acts.

THE OPTION AND SUPPORT AGREEMENT

    Concurrently with the execution of the Merger Agreement, the Company, Parent and the Selling Stockholders have entered into the Option and Support Agreement. Pursuant to the Option and Support Agreement, the Company has granted Parent an irrevocable option (the "Company Option") to purchase 1,342,155 Shares, representing 19.9% of the outstanding Shares, at a per Share cash purchase price of $10.125 per Share (as adjusted pursuant to the Option and Support Agreement). In addition, pursuant to the Option and Support Agreement, each Selling Stockholder has agreed to tender and sell all of the Shares owned by such Selling Stockholder to Purchaser pursuant to and in accordance with the terms of the Offer and has granted to Parent an irrevocable option (the "Stockholder Option") to purchase, in whole but not in part, all Shares owned by such Selling Stockholders at a purchase price of $12.25 per Share.

    THE COMPANY OPTION. The Company Option may be exercised by Parent, in whole or in part, at any time, or from time to time, during the period commencing immediately after the occurrence of a Trigger Event and ending on, and including, the date which is nine months after the termination of the Merger Agreement. For purposes of the Option and Support Agreement, the term "Trigger Event" means (i) the termination of the Merger Agreement due to the withdrawal or modification (including by amendment of this Schedule 14D-9) of the approval or recommendation of the Company Board of the Offer, the Merger or the Merger Agreement in any manner adverse to Parent or Purchaser or the approval or recommendation by the Company Board of any Acquisition Transaction, or related actions as described above or due to a determination by the Company Board, in good faith, after advice of outside counsel, that an Acquisition Transaction is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to the stockholders of the Company than the transactions contemplated by the Merger Agreement and that such action is necessary in order to fulfill the fiduciary duty of the Company Board to the Company's stockholders, in accordance with the terms of the Merger Agreement, as described above, or (ii) the termination of the Merger Agreement for any other reason (other than as a result of failure by Parent or Purchaser to perform (or to cure in accordance with the Merger Agreement) in any material respect any of their respective obligations under the Merger Agreement or comply in any material respects with their respective agreements and covenants under the Merger Agreement), and during the period commencing on the date of the Option and Support Agreement and ending on, and including, the date which is nine months after the termination of the Merger Agreement, an Alternative Transaction (as defined in the Merger Agreement) is consummated.

    The number of Shares subject to the Company Option and the purchase price thereof are subject to adjustment, in accordance with the terms of the Option and Support Agreement, in the event of any stock dividend, stock split, split-up, reclassification, recapitalization, merger or other change in the corporate or capital structure of the Company, to restore Parent to its rights under the Option and Support Agreement, including its right to purchase Shares representing 19.9% of the capital stock of the Company entitled to vote for the election of directors of the Company. In the event that any additional Shares are issued after the date of the Option and Support Agreement (other than pursuant to an event described in the preceding sentence), the number of Shares subject to the Company Option shall be increased by 19.9% of the number of additional Shares so issued (and such additional Shares subject to the Company Option shall be exercisable upon the same terms and conditions as the Company Option).

    If at any time the Company Option is then exercisable pursuant to the terms of the Option and Support Agreement, Parent may elect, in lieu of exercising the Company Option to purchase Shares, to send written notice to the Company (the "Cash Exercise Notice") specifying a date not later than twenty business days and not earlier than ten business days following the date such notice is given on which date the Company shall pay to Parent an amount in cash equal to the Spread (as hereinafter defined) multiplied by all or such portion of the Shares subject to the Company Option as Parent shall specify. As used in the Option and Support Agreement, "Spread" shall mean the excess, if any, over the exercise price of the Company Option (as adjusted, if applicable) of the HIGHER of (x) if applicable, the highest price per Share (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by any person in an Acquisition Transaction (the "Alternative Purchase Price") or (y) the closing sales price of the Shares on NNM on the last trading day immediately prior to the date of the Cash Exercise Notice (the "Closing Price"). If the Alternative Purchase Price includes any property other than cash, the Alternative Purchase Price shall be the sum of (i) the fixed cash amount, if any, included in the Alternative Purchase Price plus (ii) the fair market value of such other property. If such other property consists of securities with an existing public trading market, the average of the closing sales prices (or the average of the closing bid and asked prices if closing sales prices are unavailable) for such securities in their principal public trading market on the five trading days ending five days prior to the date of the Cash Exercise Notice shall be deemed to equal the fair market value of such property. If such other property consists of property other than cash or securities with an existing public trading market and, as of the payment date for the Spread, agreement on the value of such other property has not been reached, the Alternative Purchase Price shall be deemed to equal the Closing Price. Upon exercise of Parent's right to receive cash pursuant to the Option and Support Agreement as described above and the payment of such cash to Parent, the obligations of the Company to deliver Shares pursuant to the Company Option shall be terminated with respect to such number of Shares for which Parent shall have elected to be paid the cash Spread.

    Notwithstanding any other provision of the Option and Support Agreement, in no event shall Parent's Total Profit (as defined below) exceed $5,000,000 and, if such Total Profit does exceed such amount, Parent, at its sole election, shall, within five business days, either (a) deliver to the Company for cancellation Shares (valued at the closing sales price of the Shares on NNM on the day of delivery) previously purchased by Parent, (b) pay cash or other consideration to the Company or (c) undertake any combination thereof, so that Parent's Total Profit shall not exceed $5,000,000 after taking into account the foregoing actions. As used in the Option and Support Agreement, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the aggregate amount of cash received by Parent as a Termination Fee (as such may be adjusted in accordance with the Merger Agreement) and pursuant to any cash conversion of the Company Option in accordance with the Option and Support Agreement, plus (ii)(x) the amount received by Parent pursuant to the sale of Shares acquired upon exercise of the Company Option (or any other securities into which such Shares are converted or exchanged), less (y) Parent's purchase price for such Shares, less (iii) any amounts paid or Shares (valued at the closing sales price of the Shares on NNM on the day of delivery) delivered to the Company pursuant to the Option and Support Agreement or pursuant to any other reimbursement obligation, including, without limitation, pursuant to
Section 16 of the Exchange Act.

    THE STOCKHOLDER OPTION. The Stockholder Option may be exercised by Parent, in whole or in part, at any time, or from time to time, during the period commencing immediately after the occurrence of a Trigger Event and ending on, and including, the date which is nine months after the termination of the Merger Agreement.

    The number of Shares subject to the Stockholder Option and the purchase price thereof are subject to adjustment, in accordance with the terms of the Option and Support Agreement, in the event of a stock dividend or distribution, or any change in the Shares by reason of any stock dividend, stock split, spin-off, reorganization, recapitalization, reclassification, consolidation, combination, exchange of shares or the like, any merger or consolidation of the Company into another corporation, the exchange of all or substantially all of the assets of the Company for the securities of another corporation, or the recapitalization, reclassification, liquidation or dissolution of the Company, or other adjustment or event which results in Shares being exchanged for or converted into cash, securities or other property.

    AGREEMENT TO TENDER SHARES. Pursuant to the Option and Support Agreement, each Selling Stockholder agrees to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer (provided that the Offer is not amended in a manner prohibited by the Merger Agreement), in a timely manner for acceptance by Purchaser of the Offer, its respective Shares. In addition, each Selling Stockholder agrees that, until the first to occur of the Effective Time or the date the Merger Agreement is terminated in accordance with the terms thereof, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, such Selling Stockholder shall vote (or cause to be voted), including by way of written consent, all Shares held of record or beneficially owned, from time to time by such Selling Stockholder (i) in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Option and Support Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Option and Support Agreement; and (iii) except as specifically requested in writing by

Parent in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any Acquisition Transaction, including without limitation, any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries, a sale, lease or transfer of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries or (B) (1) the election of any person to, or other change in the size or composition of, the Company Board; (2) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Offer, the Merger or the transactions contemplated by the Merger Agreement or the Option and Support Agreement or the contemplated economic benefits of any of the foregoing. Moreover, such Selling Stockholder shall not enter into any agreement or understanding which is inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

    Until the earlier to occur of the Effective Time and the termination of the Merger Agreement pursuant to its terms, no Selling Stockholder shall (a) except pursuant to the terms of the Merger Agreement and the Option and Support Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of (including by merger or otherwise by operation of law) or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Selling Stockholder's Shares or any interest therein; (ii) grant any proxies or powers of attorney with respect to any Shares beneficially owned by such Selling Stockholder, deposit any Shares beneficially owned by such Selling Stockholder into a voting trust or enter into a voting agreement with respect to any Shares beneficially owned by such Selling Stockholder; or (iii) take any action that would make any representation or warranty of such Selling Stockholder contained in the Option and Support Agreement untrue or incorrect or have the effect of preventing or disabling such Selling Stockholder from performing such Selling Stockholder's obligations under the Option and Support Agreement.

    Until the earlier to occur of the Effective Time and the termination of the Merger Agreement pursuant to its terms, no Selling Stockholder shall, in its capacity as such, directly or indirectly solicit, initiate, facilitate or encourage any inquiries or the making of any Acquisition Transaction, or negotiate, explore or otherwise communicate in any way with, or provide or furnish any information to, any person (other than Parent or Purchaser) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Offer or the Merger or any other transaction contemplated by the Merger Agreement or the Option and Support Agreement; provided, however, that the foregoing shall not restrict a Selling Stockholder who is also a director of the Company from taking actions in such Selling Stockholder's capacity as a director to the extent and in the circumstances permitted under the Merger Agreement with respect to an Acquisition Transaction. Such Selling Stockholder shall immediately advise Parent in writing of the receipt by such Selling Stockholder or any of its agents or representatives of any request for information, inquiries, indications of interest, offers or proposals relating to an Acquisition Transaction and any actions taken with respect to such Acquisition Transaction pursuant to the Merger Agreement, which notice shall include the identity of the person making such request, inquiry, indication of interest, offer or proposal and the terms, if any, of such Acquisition Transaction. Under the Option and Support Agreement, each Selling Stockholder and its agents and representatives is required, upon the execution thereof, to cease any discussions or negotiations with, and shall cease to provide any information to or otherwise cooperate or encourage, any person with respect to an Acquisition Transaction.

DIVIDENDS AND DISTRIBUTIONS

    The Company has not paid and does not intend to pay dividends on the Shares. The Merger Agreement provides that the Company will not, among other things, (i) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend or distribution, payable in cash, stock, property or otherwise with respect to any of its capital stock other than dividends and distributions by a subsidiary of the Company to the Company or to any other subsidiary all of the capital stock of which (other than directors' qualifying shares) is owned directly or indirectly by the Company, or (ii) redeem, purchase or otherwise acquire or offer or agree to redeem, purchase or otherwise acquire any capital stock of the Company or any of its subsidiaries.

CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other provisions of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer, and may terminate, withdraw or amend the Offer and may postpone the acceptance of, and payment for the Shares, if the Minimum Condition shall not have been satisfied. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares tendered pursuant to the Offer, and may terminate, withdraw or amend the Offer and may postpone the acceptance of, and payment for, the Shares if, at any time on or after the date of the Merger Agreement and before the time for payment for any of the Shares (whether or not any Shares shall have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following conditions exists:

        (a) There shall have been instituted or pending any action or proceeding before any domestic or foreign court, legislative body or governmental agency or other regulatory or administrative agency or commission (i) challenging the acquisition in whole or in part of the Shares by Parent or Purchaser, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or seeking to obtain any material damages or otherwise, directly or indirectly, relating to the transaction contemplated by the Offer or the Merger Agreement, (ii) seeking to prohibit or restrict the ownership or operation by Parent, Purchaser or the Company (or any of their respective affiliates or subsidiaries) of any material portion of Parent's or Purchaser's or the Company's business or assets, or to compel the Company, Parent or Purchaser (or any of their respective affiliates or subsidiaries) to dispose of or hold separate all or any of the Shares or all or any material portion of the Company's, Parent's or Purchaser's (or any of their respective affiliates' or subsidiaries') business or assets as a result of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) seeking to prohibit or materially delay or make illegal the purchase of, or payment for, some or all of the Shares pursuant to the Offer or Merger, (iv) seeking to impose material limitations on the ability of Parent or Purchaser (or any of their respective affiliates or subsidiaries) to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares on all matters properly presented to the stockholders of the Company, (v) seeking to impose any limitations on the ability of Parent or Purchaser (or any of their respective affiliates or subsidiaries) effectively to control in any material respect any material portion of the business and operations of the Company and its subsidiaries, or (vi) which may result in a material limitation on the benefits expected to be derived by Parent and Purchaser as a result of the Offer, including without limitation, any limitation on the ability to consummate the Merger; or

        (b) Any statute, rule, regulation or order shall have been enacted, promulgated, entered, enforced or deemed applicable to the Offer or the Merger, or any other action shall have been taken, proposed or threatened, by any domestic or foreign government or governmental authority or by any court, domestic or foreign, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through
    (vi) of subsection (a) above; or

        (c) Parent, Purchaser or the Company and its subsidiaries shall not have obtained any license, permit, waiver, consent, approval, authorization, qualification, order, action or non-action from any third party, including any governmental authority or agency, which is necessary to consummate the Offer and the Merger, including, without limitation, the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the passage of 30 days after the filing of an initial application for a license to operate from the State Board of Private Academic Schools of the Commonwealth of Pennsylvania, or the consummation of the Offer and the Merger will result in the loss of any material license, permit, authorization, approval or registration of the Company or any of its subsidiaries; or

        (d) Any event, condition or change (or any development involving a prospective event, condition or change) shall have occurred or be threatened which has had or is reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company and its subsidiaries taken as a whole; or

        (e) There shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any United States stock exchange, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity materially affecting the United States, (iv) any limitation by any governmental authority or any other event which is reasonably likely to affect the extension of credit by banks or other lending institutions, or
    (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, any material acceleration or worsening thereof; or

        (f) (i) the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Transaction or Parent requests in writing that the Company Board reconfirm its recommendation of the Offer, the Merger and the Merger Agreement and the Company Board fails to do so within five days after its receipt of Parent's request, (ii) any corporation, partnership, person or other entity or group shall have entered into an agreement, an agreement in principle or letter of intent with the Company or any of its subsidiaries with respect to an Acquisition Transaction, or (iii) the Company Board or any committee thereof shall have resolved to take any of the foregoing actions; or

        (g) The Company shall have breached or failed to perform in any material respect any of its obligations in the Merger Agreement or failed to comply in any material respect with any of its agreements or covenants in the Merger Agreement; or

        (h) Any of the representations and warranties of the Company set forth in the Merger Agreement that are subject to, or qualified by, any materiality qualification shall not be true and correct or any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case at the date of the Merger Agreement and at the time of such determination except as to any such representation or warranty which speaks as of a specific date which must be untrue or incorrect in the foregoing respects as of such specific date; or

        (i) The Merger Agreement shall have been terminated by the Company, Parent or Purchaser pursuant to its terms; or

        (j) The affirmative vote of the holders of more than a majority of the outstanding Shares shall be required to consummate the Merger, Purchaser is not entitled to vote its Shares for the Merger, or the affirmative vote of the holders of any securities of the Company other than the Shares is required to consummate the Merger; or

        (k) The holders of all Options shall not have irrevocably agreed to cancel such Options in return for the payment set forth in the Merger Agreement;

        (l) Parent shall not have received the employment and consulting agreements, noncompete agreements, releases, excess payment agreement and resignations from the persons contemplated by the Merger Agreement; or

        (m) The Company shall not have obtained the insurance contemplated by the Merger Agreement;

which, in the reasonable judgment of Purchaser, in any such case and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with the acceptance for payment or payment for Shares pursuant to the Offer.

    The foregoing conditions (including those set forth in the opening paragraph above) are for the sole benefit of Purchaser and may be asserted or waived by Purchaser in whole or in part at any time and from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each right shall be deemed a continuing right which may be asserted at any time and from time to time. Any determination by Purchaser concerning the events described above shall be final and binding upon all parties.

    Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

    (iii) Consulting Agreement between the Company and Richard A. Niglio.

    The Company and Richard A. Niglio, the Chairman and Chief Executive Officer of the Company, have entered into a Consulting Agreement dated as of March 27, 1998. The Consulting Agreement will become effective on a date designated by Parent, which will be on or after the date of consummation of the Offer and on or before the date of the closing of the Merger. The Consulting Agreement has a term of two years, subject to earlier termination by the Company. Under the Consulting Agreement, Mr. Niglio will resign as an employee and an officer and become a consultant to the Company as of the effective date thereof. Mr. Niglio will consult with and advise and assist the Company in connection with such matters as it may reasonably request, provided that he will not be required to provide more than ten hours of consulting services per quarter. His compensation under the Agreement will be $350,000 per year, and the full $700,000 for the entire term of the Agreement will be paid to him on the effective date of the Agreement. The Consulting Agreement provides that, during its term, Mr. Niglio will not engage in any other business activity which would interfere with the performance of his duties under the Consulting Agreement, including engaging in any business that, as more than an incidental part of its business, operates preschools or elementary schools (a "Competitive Business). In addition, for two years from the effective date of the Consulting Agreement, even if it has been terminated, he will not interfere with the Company's business relationships with its customers or suppliers, employees or independent contractors, and will not be engaged in, or own or control, or be associated with, any Competitive Business anywhere in North America. Pursuant to the Consulting Agreement, Mr. Niglio also agrees to maintain the confidentiality of the Company's proprietary information. Mr. Niglio's Consulting Agreement supersedes any previous employment, consulting or similar agreement between the Company and Mr. Niglio, including, without limitation, his Employment Agreement with the Company entered into as of January 15, 1998.

    (iv) Employment Agreement between Parent and Elanna S. Yalow.

    Parent and Elanna S. Yalow, a director and the President and Chief Operating Officer of the Company, have entered into an Employment Agreement dated as of March 27, 1998. The Employment Agreement will become effective on a date designated by Parent, which will be on or after the date of consummation of the Offer and on or before the date of the closing of the Merger. The Employment

Agreement has a term of three years. If the Employment Agreement is terminated earlier by Parent other than due to death or disability or for cause, Dr. Yalow will receive one year's severance pay. Pursuant to the Employment Agreement, Dr. Yalow will serve Parent in such executive capacity and will hold such offices with Parent and/or its subsidiaries or affiliates as Parent's Board of Directors may from time to time designate. Dr. Yalow's base compensation under the Employment Agreement will be $200,000 per year, with eligibility for a 50% bonus. She will be eligible to participate in any employee equity participation program which may be developed by Parent or the Surviving Corporation, on terms and conditions determined by Parent. In addition, options on common stock of the Company which she will surrender in connection with the Merger will be replaced with options, stock appreciation or other rights which will give her an economic benefit substantially the same as that of the canceled options (provided that such economic benefit does not constitute an "excess parachute payment" under
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"). The Employment Agreement provides that, during its term, Dr. Yalow will not compete with Parent and that during employment and for two years from the date of termination of employment she will not interfere with the Parent's business relationships with its customers or suppliers, employees or independent contractors. The Agreement also provides that during employment and, depending on the circumstances under which such employment terminates, for an additional period of up to two years after such termination, Dr. Yalow will not be engaged in, or own or control, or be associated with, any business that operates preschools or elementary schools anywhere in the world or, under certain circumstances, any competitive business that involves any form of early childhood or elementary education or that otherwise competes with Parent anywhere in the world. Pursuant to the Employment Agreement, Dr. Yalow also agrees to maintain the confidentiality of the Parent's proprietary information. Dr. Yalow's Employment Agreement supersedes any previous employment, consulting or similar agreement between the Company and Dr. Yalow, including her Employment Agreement entered into as of January 15, 1998.

    (v) Employment Agreements between the Company and Randall S. Truelove, Jane
A. Delaney and Frank A. Devine.

    The Company has entered into Employment Agreements, each dated as of March 27, 1998, with Randall J. Truelove, the Chief Financial Officer of the Company, Jane A. Delaney, Vice President of the Company, and Frank A. Devine, the Secretary and General Counsel of the Company (each referred to in this Item 3(b)(v) as the "Executive"). The Employment Agreements have identical terms except as noted below. Each Employment Agreement will become effective on a date designated by the Company, which will be on or after the date of consummation of the Offer and on or before the date of the closing of the Merger. Each Employment Agreement has a term of two years. If an Agreement is terminated earlier by the Company other than due to death or disability or for cause, the Executive will receive one year's severance pay. If the Executive resigns during the first year of the employment term, he or she will receive four months' severance pay. If at any time during the employment term the Company advises Mr. Truelove or Mr. Devine that his primary place of employment will be relocated to outside of the San Francisco Bay Area and the Executive does not agree to relocate, he will receive severance pay for six months or until the end of the employment term, whichever occurs first. Pursuant to the Employment Agreements, each Executive will serve in such executive capacity and will hold such offices as the Company Board may from time to time designate. The base compensation under the Employment Agreements will be $110,000 per year for Messrs. Truelove and Devine and $90,000 per year for Ms. Delaney, in each case with eligibility for a 30% bonus. Each Executive will be eligible to participate in any new employee equity participation program which may be developed by the Company, on terms and conditions determined by the Company. Each of the Employment Agreements provides that, during its term, the Executive will not compete with the Company and that during employment and for two years from the date of termination of employment the Executive will not interfere with the Company's business relationships with its customers or suppliers, employees or independent contractors. Each Agreement also provides that, during employment and for two years from the date of termination of employment, the Executive will not be engaged in, or own or control, or be associated with, any business that involves any form of early childhood or elementary education or that otherwise competes with the Company anywhere in the world, except that this provision will not apply to Ms. Delaney after termination of employment if her Employment Agreement is terminated by the Company without cause. Pursuant to the Employment Agreements, each Executive also agrees to maintain the confidentiality of the Company's proprietary information.

    (vi) Excess Payment Agreement between the Company and Elanna S. Yalow.

    The Company and Dr. Yalow have entered into an Excess Payment Agreement dated as of March 27, 1998. Pursuant to this Agreement, the Company and Dr. Yalow have agreed that, to the extent the repurchase by the Company of any of her options (including options accelerated contingent upon consummation of the Merger as described in "The Merger Agreement--Stock Options" under Item 3(b)(ii) above) would cause her to receive an "excess parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended, she will surrender and relinquish such options and the Company will cancel them.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION OF BOARD OF DIRECTORS; BACKGROUND

    In early October 1997, Richard A. Niglio, Chairman of the Board of Directors and Chief Executive Officer of the Company, was contacted by representatives of two companies inquiring whether the Company had any interest in exploring a possible merger or other type of combination.

    At the Company's October 29, 1997 Board meeting, Mr. Niglio informed the Board members about the third party contacts. A full discussion ensued concerning the Company and its industry and future prospects. After this discussion, the Company Board authorized Mr. Niglio to meet with interested third parties to discuss their ideas about a possible combination. In early November 1997, Mr. Niglio was contacted directly by a third party as to the Company's interest in exploring a possible merger or other type of combination.

    During November and December 1997, Mr. Niglio met separately with executives representing each of the three companies that had contacted him, including representatives of Knowledge Universe, L.L.C., a Delaware limited liability company ("Knowledge Universe"), which is the indirect parent of Preschool Education Co., L.L.C., a Delaware limited liability company (and the direct parent of Parent) ("PEC"), to discuss their interest and ideas regarding a possible combination with the Company. Myron Wick, a member of both the Company Board and the Company's Executive Committee, participated in certain of these meetings. During this period, Dr. Elanna S. Yalow, a director and the President and Chief Operating Officer of the Company, also met with representatives of Knowledge Universe and PEC to discuss the Company's industry in general, competition therein, and the Company's position in the industry relative to its competition. By the middle of December 1997, the third interested party informed Mr. Niglio that, for reasons related to its own internal developments, it did not feel it could aggressively pursue a transaction with the Company at that time.

    On December 22, 1997, Knowledge Universe and PEC, acting through their investment banker, made a non-binding proposal for the acquisition of the Company, subject to terms and conditions customary in transactions of this kind. Mr. Niglio called a meeting of the Company Board for January 5, 1998, to consider the proposal. He also notified the other interested party of the meeting date in the event it might be interested in also making a proposal by that time.

    At the January 5, 1998 meeting, the Company Board members discussed the perceived differences between Knowledge Universe and PEC on the one hand and the other interested party on the other hand and the potential impact on the Company of a combination with one versus the other. The Company Board discussed the appropriateness and timeliness of selling the Company, and it reviewed the terms of the Knowledge Universe and PEC proposal, including its conditions. The Company Board authorized Mr. Niglio to continue discussions with Knowledge Universe and PEC.

    On January 6, 1998, the Board held a telephonic meeting. Mr. Niglio described the continuing discussions with Knowledge Universe and PEC and reported their request to undertake a due diligence review of the Company. The Company Board determined to permit such due diligence on a non-exclusive basis.

    Between January 9 and 23, 1998, Knowledge Universe and PEC undertook physical inspections of a number of the Company's school facilities. In the same period, a number of meetings took place between Company executives and representatives of Knowledge Universe and PEC to assist with the due diligence process. By January 23, 1998, Knowledge Universe and PEC had substantially completed the physical inspection portion of their due diligence. In late January 1998, PEC informed the Company that it would need to undertake legal and accounting due diligence before it would be able to make a firm proposal, and it proposed that such further due diligence be undertaken on an exclusive basis, with economic protection should the Company enter into an alternative transaction during, or within a limited period of time following, the conduct of such due diligence.

    At a telephonic Board meeting held on January 23, 1998, Mr. Niglio discussed with the Company Board the continuing negotiations with PEC and the status of its due diligence review. At the meeting, the Company Board members also discussed information previously provided by McGettigan, Wick, the Company's financial advisor, regarding its analysis of the Company's value. The Company Board decided that negotiations for a possible transaction with PEC should be continued, subject to the favorable completion of its legal and accounting due diligence, and that PEC should be permitted to conduct that due diligence on an exclusive basis.

    On February 5, 1998, at the request of PEC, the Company and PEC entered into an interim agreement under which the Company agreed not to pursue alternative transactions with third parties during a specified period of time to permit further due diligence. The Company also granted PEC a one year option with contingent exercise rights on 300,000 shares of Common Stock at $9.50 per share and agreed to reimburse PEC certain due diligence expenses under certain circumstances. The Company Board had approved the terms of this interim agreement at a telephonic Board meeting held on February 3, 1998.

    On February 27, 1998, Parent advised the Company that it and its affiliates had completed the due diligence review of the Company and that they were prepared to purchase the Company for cash at a price of $12.25 per share, subject to execution of a definitive agreement. From late February 1998 through late March 1998, Parent and the Company negotiated the terms and conditions of the Merger Agreement, the Option and Support Agreement and related documents.

    On March 18, 1998, a telephonic Board meeting was held which was attended by all Board members. At the meeting, the Company Board, together with the Company's executive officers, the Company's outside legal counsel and a representative of Advest, reviewed the terms and conditions of the Option and the Merger as set forth in drafts of the Merger Agreement, the Option and Support Agreement and related documents. The Company Board heard presentations by its outside legal counsel with respect to the terms of the proposed transaction. The Company Board also heard a presentation by the representative of Advest with respect to the financial terms of the proposed Offer and Merger. At the conclusion of this presentation, the representative of Advest delivered Advest's oral opinion to the Company Board (as set forth in their written opinion dated March 18, 1998) that, as of such date, the consideration proposed to be paid to the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to such holders. Based upon such discussions, presentations and opinion, the Company Board, by a unanimous vote, approved the Offer and the Merger and authorized Mr. Niglio to complete negotiations of the Merger Agreement, the Option and Support Agreement and the related documents.

    Additional negotiations of the Merger Agreement and the Option and Support Agreement were completed on March 27, 1998, at which time the parties executed the Agreements and delivered the signature pages thereto into escrow pending the delivery of certain ancillary documents, which were delivered to Parent on March 29, 1998. A joint press release announcing the execution of the Agreements was released by the parties prior to the opening of the financial markets on March 30, 1998.

    (b) REASONS FOR RECOMMENDATIONS OF BOARD OF DIRECTORS

    In reaching its conclusions and recommendations described above, the Board of Directors considered a number of factors, including the following:

        (i) The Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects.

        (ii) The Company's existing competition in the industry in which it operates and future competition, the relative size of the other participants in the industry in which it operates and the available capital and resources of such other participants as compared to the available capital and resources of the Company.

       (iii) The opinion of Advest, the Company's financial advisor, that, as of the date of its written opinion and based upon and subject to various considerations and assumptions set forth therein, the consideration to be paid to the Company's stockholders pursuant to the Merger Agreement in the Offer and the Merger is fair, from a financial point of view, to such stockholders. A copy of the opinion rendered by Advest to the Company Board, setting forth the procedures followed, the matters considered, the scope of the review undertaken and the assumptions made by Advest in arriving at its opinion, is attached hereto as Schedule I and is incorporated herein by reference. Stockholders are urged to read such opinion in its entirety.

       (iv) The financial analysis performed by Advest which indicated, among other things, that based upon a discounted cash flow analysis of the projections prepared by management of the Company, a comparable company analysis and a comparable acquisition analysis, the Offer and the Merger would be reasonably likely to provide the Company's stockholders with value superior to alternative sales.

        (v) The financial analyses performed by McGettigan, Wick and presented to the Board.

        (vi) The historical and current market prices of the Company's common stock.

       (vii) The fact that the Offer and the Merger would not be subject to a financing condition.

      (viii) The alternatives to the Offer and the Merger available to the Company, including, without limitation, continuing to maintain the Company as an independent company.

        (ix) The fact that the Offer and the Merger are stock transactions for cash consideration, thus eliminating corporate taxation that would be triggered in an asset sale and any uncertainties in valuing the consideration to be received by the Company's stockholders.

        (x) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, that the terms of the Merger Agreement will not prevent other third parties from making certain bona fide proposals subsequent to execution of the Merger Agreement, will not prevent the Company Board from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties, and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed above, to enter into a transaction with a third party that would be more favorable to the Company's stockholders than the Offer and the Merger.

        (xi) The structure of the transaction, which is designed, among other things, to result in the holders of Shares receiving, at the earliest practicable time, the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same.

       (xii) The likelihood that the Offer and the Merger would be consummated.

    The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated January 5, 1998, the Company retained McGettigan, Wick to provide financial advisory services relative to the structuring, evaluation, negotiation, documentation and closing of the sale or merger of the Company, including the rendering of a fairness opinion if requested by the Company Board. Pursuant to the engagement letter, the Company has agreed to pay McGettigan, Wick a success fee of $1 million upon the closing of the sale of the Company, less the cost to the Company of the Advest fairness opinion referred to below. The Company has also agreed to reimburse McGettigan, Wick's reasonable expenses, including the fees and disbursements of its counsel, and to indemnify and defend McGettigan, Wick and certain related persons against certain liabilities in connection with the engagement.

    Pursuant to a letter agreement dated February 9, 1998, the Company retained Advest to provide investment banking services, including the rendering of a fairness opinion regarding the terms of the transaction contained in the Offer. Pursuant to the engagement letter, the Company paid Advest an initial fee of $25,000 and has agreed to pay it an additional $50,000 upon consummation of the tender offer. In addition, if a proxy statement is mailed to the stockholders of the Company in connection with consummation of the Merger, then the Company will pay Advest an additional $25,000 at the time of such mailing. The Company has also agreed to reimburse Advest's reasonable expenses, including the fees and disbursements of its counsel, and to indemnify and defend Advest and certain related persons against certain liabilities in connection with the engagement.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best of the Company's knowledge, each executive officer, director and affiliate of the Company currently intends to tender to Purchaser all Shares over which such person has sole dispositive power as of the expiration date of the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3(b), 3(c) or 4(a) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) INFORMATION STATEMENT

    The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders, as described in Item 3(b) above.

    (b) SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

    As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the DGCL. Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless, among other possible exemptions, the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option.

    In accordance with the Merger Agreement and Section 203, at its meeting on March 18, 1998, the Company Board unanimously approved the Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Offer and the Merger.

    (c) ANTITRUST

    Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares by Purchaser under the Offer may be consummated only following the expiration or early termination of the applicable waiting period under the HSR Act.

    Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by the ultimate parent entity of Purchaser, which the Company understands will be submitted on April 3, 1998. Accordingly, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on April 18, 1998, unless early termination of the waiting period is granted by the Federal Trade Commission ("FTC") and the Department of Justice, Antitrust Division (the "Antitrust Division"), or the ultimate parent entity of Purchaser receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by the ultimate parent entity of Purchaser with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of the ultimate parent entity of Purchaser.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company pursuant to the Offer. At any time before or after Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent and Purchaser or their subsidiaries. Private parties and states Attorneys General may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Agreement and Plan of Merger, dated as of March 27, 1998, by and among Knowledge
           Beginnings, Inc., KBI Acquisition Corp. and Children's Discovery Centers of
           America, Inc.

Exhibit 2  Option and Support Agreement, dated as of March 27, 1998, by and among Knowledge
           Beginnings, Inc., Children's Discovery Centers of America, Inc., Proactive
           Partners, L.P., Fremont Proactive Partners, L.P. and Lagunitas Partners, L.P.

Exhibit 3  Letter to Stockholders of the Company, dated April 3, 1998.*

Exhibit 4  Press Release of Children's Discovery Centers of America, Inc., dated March 29,
           1998.

Exhibit 5  Opinion of Advest, Inc., dated March 18, 1998. (Included herein as Schedule I).*

Exhibit 6  Consulting Agreement, dated as of March 27, 1998, between Children's Discovery
           Centers of America, Inc. and Richard A. Niglio.

Exhibit 7  Excess Payment Agreement, dated as of March 27, 1998, between Children's
           Discovery Centers of America, Inc. and Elanna S. Yalow.

Exhibit 8  Employment Agreement, dated as of March 27, 1998, between Knowledge Beginnings,
           Inc. and Elanna S. Yalow.

Exhibit 9  Employment Agreement, dated as of March 27, 1998, between Children's Discovery
           Centers of America, Inc. and Randall J. Truelove.

Exhibit    Employment Agreement, dated as of March 27, 1998, between Children's Discovery
10         Centers of America, Inc. and Frank A. Devine.

Exhibit    Employment Agreement, dated as of March 27, 1998, between Children's Discovery
11         Centers of America, Inc. and Jane A. Delaney.

Exhibit    Information Statement pursuant to Section 14(f) of the Securities Exchange Act
12         of 1934 and Rule 14f-1 thereunder. (Included herein as Schedule II).*

------------------------

*   Included in copies mailed to stockholders

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.

                                By:            /s/ RICHARD A. NIGLIO
                                     -----------------------------------------
                                                 Richard A. Niglio
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dated: April 3, 1998

                                                                      SCHEDULE I

                          [Letterhead of Advest, Inc.]

March 18, 1998

Board of Directors
c/o Richard A. Niglio
Children's Discovery Centers of America, Inc.
851 Irwin Street, Suite 200
San Rafael, California 94901

Members of the Board:

    We understand that Children's Discovery Centers of America, Inc. ("CDC" or the "Company") is expected to enter into a definitive agreement (the "Agreement"), with Knowledge Beginnings, Inc. ("KB") pursuant to which KB will purchase all of the outstanding shares of common stock, par value $0.01 per share, of CDC, for $12.25 per share in cash in a proposed tender offer (the "Proposed Transaction"). We assume that the other terms and conditions of the Agreement will be as set forth in the draft Agreement and Plan of Merger dated March 13, 1998.

    You have asked us whether, in our opinion, the financial terms of the Proposed Transaction, taken as a whole, are fair from a financial point of view, to the Company and its shareholders.

    Advest, Inc. ("Advest"), as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements of equity and debt and negotiated underwritings.

    In connection with this opinion, Advest has reviewed annual reports on Form 10-K of the Company for the five years ended December 31, 1996; quarterly reports on form 10-Q; the draft Agreement and Plan of Merger dated March 13, 1998; and certain internal financial statements and other financial operating data concerning the Company; analyzed certain projections of the Company prepared by its management for the year ending December 31, 1998; and discussed the past and current operations and financial conditions and the prospects of the Company with senior executives. In addition, Advest has compared the financial performance of the Company's stock price and trading activity of the Company's common stock with those of certain other comparable publicly-traded companies. Advest has also reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions and performed such other analyses and examinations and considered such other factors as we have deemed appropriate.

    In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets. In preparing the opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purpose of this opinion including information from public sources and databases for purposes of our analysis. Furthermore, we have not conducted a physical inspection of the properties or facilities of the Company or made or obtained any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such independent valuations or appraisals.

    The Company has agreed to pay Advest a fee for delivery of this opinion letter. Advest has provided certain investment banking services to the Company in the past and has received fees for rendering these services. This opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated by us as of the date of this letter.

    Our opinion expressed herein is provided for the information of the Board of Directors of CDC in its evaluation of the Proposed Transaction. We understand and consent that our opinion will be filed with the

Securities and Exchange Commission and may be included with proxy materials mailed to shareholders of CDC.

    Based upon and subject to the foregoing, we are of the opinion that as of the date hereof, the $12.25 per share in cash, to be received by the holders of the outstanding common stock pursuant to the Proposed Transaction is fair, from a financial point of view, to the Company and its shareholders.

                                     Very truly yours,

                                                  /s/ ADVEST, INC.
                                     -----------------------------------------
                                                    Advest, Inc.

                                                                     SCHEDULE II

                 CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.
                          851 IRWIN STREET, SUITE 200
                          SAN RAFAEL, CALIFORNIA 94901
                     INFORMATION PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

    The following information is being furnished to holders of the common stock, par value $.01 per share ("Common Stock"), of Children's Discovery Centers of America, Inc., a Delaware corporation (the "Company"), in connection with the possible designation by Knowledge Beginnings, Inc., a Delaware corporation ("Parent"), of at least a majority of the members of the Board of Directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of March 27, 1998 (the "Merger Agreement"), by and among the Company, Parent and KBI Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

    The Merger Agreement provides that, subject to compliance with applicable law, promptly following the purchase of any Shares pursuant to the Offer, and from time to time thereafter, the Company and its Board of Directors shall, upon request of Parent, promptly take all actions necessary to cause persons designated by Parent to become directors of the Company (the "Parent Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by Parent or any affiliate thereof by (ii) the total number of Shares outstanding. The Company has also agreed to increase the size of the Board of Directors or exercise reasonable best efforts to secure the resignation of existing directors so as to enable Parent's designees to be elected to the Board of Directors in accordance with such provisions.

    The information contained in this Schedule II concerning Parent and Purchaser has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                        VOTING SECURITIES OF THE COMPANY

    As of March 27, 1998, there were issued and outstanding 6,744,499 shares of Common Stock, each of which entitles the holder to one vote.

                      BOARD OF DIRECTORS, PARENT DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

    The persons named below are the current members of the Board of Directors. The following sets forth as to each director his or her age (as of March 27, 1998), principal occupation and business experience, and the period during which he or she has served as a director.

NAME                                                                           AGE      DIRECTOR SINCE
-------------------------------------------------------------------------      ---      ---------------
Richard A. Niglio(1)(2)..................................................          55           1987
Elanna S. Yalow..........................................................          43           1996
W. Wallace McDowell, Jr.(4)..............................................          61           1984
Robert E. Kaufmann(3)....................................................          57           1985
Michael J. Connelly(1)(2)(3).............................................          47           1992
Mark P. Clein(2).........................................................          38           1991
Myron A. Wick, III(1)(4).................................................          54           1993

------------------------

(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of Quality Committee.

(4) Member of Compensation Committee.

    The following is a brief summary of the background of each director of the
Company:

    Richard A. Niglio was appointed Chief Executive Officer of the Company in March 1987. From 1982 until joining the Company, he was President, Chief Executive Officer and a director of Victoria Station Incorporated, a restaurant chain based in Larkspur, California. From 1971 until 1982, Mr. Niglio was President of Mr. Donut of America, Inc., a wholly-owned subsidiary of International Multifoods Corp. Mr. Niglio is currently a director and member of the Compensation Committee of the Board of Directors of PMR Corporation, a manager of psychiatric partial hospitalization services.

    Elanna S. Yalow has been President and a director of the Company since January 1996. Dr. Yalow was retained by the Company from July 1989 until April 1992, as a self-employed consultant to develop the Company's employee-sponsored business. She was appointed as a Vice President in 1992 and was promoted to Executive Vice President in 1994. From September 1987 until June 1989, Dr. Yalow attended Stanford University Graduate School of Business, graduating with a Masters degree in Business Administration. Dr. Yalow has a doctorate in Educational Psychology from the Stanford University School of Education.

    W. Wallace McDowell, Jr. has been a director of the Company since November 1984. Mr. McDowell is currently a private investor. From January 1991 until October 1994, Mr. McDowell was a Managing Director of Morgan Lewis Githens & Ahn, the general partner of an investment partnership concentrating on leveraged transactions. Mr. McDowell was Chairman and Chief Executive Officer of The Prospect Group, Inc. from November 1983 to January 1990. Mr. McDowell is a director of U.S. HomeCare Corporation, a provider of comprehensive home health care services; Excelsior Funds, a group of mutual funds; and I.T.I. Technologies, Inc., a manufacturer of home security devices.

    Robert E. Kaufmann has been a director of the Company since July 1985. Since June 1, 1995, Mr. Kaufmann has been an executive search consultant for Spencer Stuart. From 1980 until July 1994, Mr. Kaufmann was Headmaster of Deerfield Academy, Deerfield, Massachusetts. From 1971 to 1975, he was Assistant Dean and from 1975 to 1980 Associate Dean for Finance and Administration, Faculty of Arts and Sciences, Harvard University.

    Michael J. Connelly has been a director of the Company since November 1992. Since April 1987, Mr. Connelly has been President of Lepercq Capital Management, Inc., the venture capital subsidiary of Lepercq de Neuflize & Co. Inc., a New York-based portfolio management and investment banking firm, and the Managing General Partner of LN Investment Capital Limited Partnership ("LNIC"). He is also Chairman, Chief Executive Officer and a director of The MNI Group, Inc., a public company engaged in the weight-control and health and beauty aid businesses. Mr. Connelly was originally nominated for election as a director pursuant to an agreement entered into in connection with the Company's acquisition of American Family Service Corporation ("AFSC") in November 1992 (the "AFSC Agreement"). See "Certain Relationships and Related Transactions."

    Mark P. Clein has been a director of the Company since April 1991. Since May 1996, Mr. Clein has been Chief Financial Officer of PMR Corporation, a manager of psychiatric partial hospitalization services. Mr. Clein was a Managing Director of Jefferies & Co., Inc., an investment banking firm, from August 1995 to May 1996. Mr. Clein was a Managing Director of Rodman & Renshaw Inc., an investment banking firm, from March 1993 until March 1995, and a director of Mabon Securities Corp., an investment banking firm, from March to August 1995. Mr. Clein was a Vice President of Sprout Group, the venture capital affiliate of Donaldson, Lufkin & Jenrette, Inc., from May 1991 until March 1993. From January 1989 to April 1991, Mr. Clein served as acting Chief Executive Officer of Magic Years Child Care & Learning Centers, Inc., an operator of child care centers located in the Northeast acquired by the Company in April 1991, and served as Chairman of the Board from March to September 1990. From 1982 until February 1990 and from August 1990 to May 1991, Mr. Clein was a Vice President of Merrill Lynch Venture Capital, Inc.

    Myron A. Wick, III has been a director of the Company since June 1993. Since 1988, Mr. Wick has been a Managing Director of McGettigan, Wick & Co., Inc., a private investment banking firm. Since 1991, Mr. Wick has been a general partner of Proactive Investment Managers, L.P., which is the general partner of Proactive Partners, L.P., a merchant banking fund. Mr. Wick is a director of the following public companies: NDE Environmental Corporation, which provides systems and services to detect leaks in underground storage tanks; Phoenix Network, Inc., a reseller of long distance telephone service; Sonex Research, Inc., which is engaged in development of fuel combustion technology; WrayTech Instruments, Inc., which manufactures and sells industrial weighing gauges; Modtech, Inc., which designs, manufactures and installs modular relocatable classrooms; DIGITAL DICTATION, INC., a medical transcription firm which supplies services to hospitals and medical groups.

INFORMATION CONCERNING PARENT DESIGNEES

    Parent has informed the Company that it will select the Parent Designees from among Thomas J. Kalinske (age 53), Ronald J. Packard (age 35) and Deborah Bond-Upson (age 48), each of whom is a director or executive officer of Parent, certain subsidiaries of Parent or Purchaser. Information concerning the Parent Designees is contained in Annex I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. The information in such Annexes is incorporated herein by reference. In addition to the information concerning Mr. Kalinske in such Annexes, Mr. Kalinske is a director of CRT PLC. Parent has also informed the Company that each of such directors and executive officers has consented to act as a director of the Company, if so designated. It is expected that none of the Parent Designees will receive any compensation for services performed in his or her capacity as a director of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS; BOARD OF DIRECTORS MEETINGS

    During 1997, the Company's Board of Directors met five (5) times. There are four standing committees of the Board of Directors, the functions of which are described below.

    AUDIT COMMITTEE. The functions of the Audit Committee are to recommend to the Board the appointment of independent public accountants for the Company and the terms of their engagement, and to review, coordinate, analyze and assess financial information presented to it by the independent public accountants and the Chief Financial Officer of the Company. The Audit Committee is comprised of Messrs. Connelly, Clein and Niglio. The Audit Committee met once during 1997.

    COMPENSATION COMMITTEE. The task of the Compensation Committee is to review and determine levels of executive compensation for the Company, as well as to administer the Company's Stock Option Plan. The Compensation Committee is comprised of Messrs. McDowell and Wick. The Compensation Committee took action by unanimous written consent three times during 1997.

    EXECUTIVE COMMITTEE. During intervals between the meetings of the Board of Directors, the Executive Committee exercises all the powers of the Board (except those specifically reserved by Delaware law to the full Board of Directors) in the management and direction of the business of the Company in all cases in which specific directions have not been given by the Board. The Executive Committee is comprised of Messrs. Connelly, Wick and Niglio. The Executive Committee did not meet during 1997.

    QUALITY COMMITTEE. The Quality Committee is charged with the task of establishing and implementing policies and procedures in the following areas: curriculum, training, safety and remediation. The Quality Committee is comprised of Mr. Kaufmann and Mr. Connelly. The Quality Committee met once during 1997.

    There is no nominating committee or any committee performing similar functions. The Board determines nominees for election to the Board, subject to any applicable agreements giving certain persons the right to designate a nominee.

    During 1997, no director attended fewer than 75% of the aggregate of the total number of meetings of the Board or the total number of meetings of the Committees on which any individual director served, except Mr. McDowell, who was unable to attend two meetings of the Board.

    To the Company's knowledge, no decision has been made by the Parent Designees regarding the membership of any committees of the Board.

COMPENSATION OF DIRECTORS

    Directors of the Company are reimbursed for actual expenses incurred in connection with attendance at the Company Board and Committee meetings. Directors who are employed by the Company receive no director fees, while other directors each receive a retainer of $10,000 a year, plus $1,000 for attendance at each Board meeting and $500.00 for attendance at each Committee meeting. Directors who are employees of the Company receive no additional compensation for their services as directors. However, such directors are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in meetings of the Board of Directors or committees of the Board of Directors.

    During 1993, the Company established a Non-Employee Directors' Stock Option Plan ("Directors' Plan") and authorized the reservation of 180,000 shares of Common Stock for issuance thereunder. Pursuant to the Directors' Plan, effective as of December 9, 1993 (the date on which an underwritten public offering of its Common Stock was commenced (the "1993 Public Offering")), each of the non-employee directors of the Company (consisting of Messrs. McDowell, Kaufmann, Clein, Connelly and Wick) received an option to purchase 11,500 shares of Common Stock at an exercise price of $8.00 per share, which was the offering price of the Common Stock in the 1993 Public Offering. In addition, pursuant to the Directors' Plan, upon reelection to the Board following the Company's annual meeting in 1995 and 1996, each non-employee director received an option to purchase 3,500 shares of Common Stock at exercise prices of $16.38 and $7.63 per share, respectively. No director is entitled to receive, in the aggregate, options to purchase more than 30,000 shares of Common Stock under the Directors' Plan. In

August 1996, the Directors' Plan was amended to eliminate the automatic grant of stock options upon reelection to the Board of Directors of any person and to authorize the Board [or the Compensation Committee] to "grant options" on a discretionary basis to non-employee directors in such amounts as the Board or the Committee deems appropriate and with no individual limitation. Simultaneously, each non-employee director was granted options for 6,000 shares under the Directors' Plan, one-third of which were immediately exercisable and an additional one-third exercisable on each of the first two anniversaries of the date of grant. Options granted under the Directors' Plan have an exercise price equal to the fair market value of the Common Stock on the date of grant. All options granted under the Directors' Plan will expire ten years from the date of grant.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership of Common Stock on Form 3 and reports of changes in ownership of Common Stock on Forms 4 or 5 and to furnish the Company with copies of all forms they file.

    To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than ten percent beneficial owners were complied with in 1997, except that (a) on April 3, 1998, Mr. Niglio reported the grant, on April 2, 1997, of options for 25,000 shares of common stock, (b) on April 3, 1998 Dr. Yalow reported the grant, on April 2, 1997, of options for 100,000 shares of common stock and (c) on April 3, 1998, Mr. Devine reported the grant, on April 2, 1997, of options for 10,000 shares of common stock.

EXECUTIVE OFFICERS

    Executive officers serve at the discretion of the Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of March 27, 1998) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with any other executive officer):

NAME                                                          POSITION                        AGE
-------------------------------------------  -------------------------------------------  -----------
Richard A. Niglio..........................  Chairman and Chief Executive Officer                 55
Elanna S. Yalow............................  President and Chief Operating Officer                43
Randall J. Truelove........................  Chief Financial Officer                              49
Jane A. Delaney............................  Vice President                                       34
Frank A. Devine............................  Secretary                                            51

    For a brief summary of the backgrounds of Mr. Niglio and Dr. Yalow see "--Board Biographical Information," above. The following is a brief summary of the background of each other executive officer of the Company:

    Randall J. Truelove has been Vice President, Finance of the Company since December 1987. From 1982 until joining CDC, Mr. Truelove was Controller of Victoria Station Incorporated.

    Jane A. Delaney has been a Vice President of the Company since June 1995 and from 1991 to 1995 was a Regional Director with the Company.

    Frank A. Devine has been Secretary and General Counsel of the Company since October 1987. Prior to that time, Mr. Devine was Corporate Counsel of Victoria Station Incorporated.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information with respect to the beneficial ownership, as of March 27, 1998, of the Common Stock by (i) any person known by the Company to beneficially own more than 5% of the outstanding Common Stock;
(ii) each director of the Company; (iii) the Company's Chief Executive Officer and each of the four most highly compensated executive officers (collectively, the "Named Officers") whose total salaries and bonuses exceeded $100,000 for services rendered to the Company during the last fiscal year; and (iv) all directors and executive officers of the Company as a group, including the Named Officers. On March 20, 1998, there were 6,744,499 shares of Common Stock issued and outstanding.

                                                                                     NUMBER OF SHARES
                                                                                      OF COMMON STOCK
                                                                                       BENEFICIALLY      PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER*                                                      OWNED          OWNERSHIP
-----------------------------------------------------------------------------------  -----------------  -------------
(a) 5% Stockholders
    Gruber & McBaine Capital Management, Inc., et al. .............................
      50 Osgood Place
      San Francisco, CA 94133                                                             1,363,700(1)         20.2%

    Heartland Advisors, Inc .......................................................
      790 North Milwaukee Street
      Milwaukee, Wisconsin 53202                                                            880,000(2)         13.0%

    Wellington Management Company .................................................
      75 State Street
      Boston, Massachusetts 02109                                                           620,000(3)          9.2%

    Kennedy Capital Management, Inc ...............................................
      425 N. New Ballas Road, Suite 181
      St. Louis, Missouri 63141                                                             493,250(4)          7.3%

    Dimensional Fund Advisors, Inc ................................................
      1299 Ocean Avenue
      Santa Monica, California 90401                                                        380,600(5)          5.6%

(b) Directors

    Richard A. Niglio..............................................................         510,182(6)          7.2%

    Elanna S. Yalow................................................................         176,655(7)          2.6%

    W. Wallace McDowell, Jr........................................................          33,262(8)           **

    Robert E. Kaufmann.............................................................          30,100(9)           **

    Mark P. Clein..................................................................          33,100(10)          **

    Michael J. Connelly............................................................          67,066(11)         1.0%

    Myron A. Wick, III.............................................................         750,100(12)        11.1%

(c) All directors and executive officers as a group (includes 10 persons)(13)......       1,763,975            23.3%

------------------------

   * Except as noted below, each beneficial owner has sole voting and investment power with respect to the shares reported.

  ** Represents less than 1% of the outstanding Common Stock.

 (1) According to information supplied to the Company by Gruber & McBaine Capital Management, Inc. ("GMCM"), an investment adviser, Jon D. Gruber and
     J. Patterson McBaine, the executive officers, directors and stockholders of GMCM, Lagunitas Partners, L.P. ("Lagunitas"), an investment partnership for which GMCM and Messrs. Gruber and McBaine are the general partners, Proactive Investment Managers, L.P. ("PIM") as the general partner of Proactive Partners, L.P. ("PP") and Fremont Proactive Partners, L.P. ("FPP"), two investment partnerships, and Charles C. McGettigan and Myron
     A. Wick, III, who are general partners (along with Messrs. Gruber and McBaine), in PIM, and GMJ Investments, Inc. ("GMJ" and, collectively with each of the foregoing, the "G&M Group"), members of the G&M Group own shares as follows: Mr. Gruber owns 6,100 shares, Mr. McBaine owns 38,000 shares, Lagunitas owns 207,500 shares, PP owns 522,000 shares, and FPP owns 7,000 shares. The shares reported by the G&M Group do not include 24,500 shares issuable upon exercise of options exercisable upon consummation of the Merger which Mr. Wick has received in his capacity as a director of the Company.

 (2) Based on information set forth in a Schedule 13G dated January 23, 1998.

 (3) Based on information set forth in a Schedule 13G (Amendment No. 1) dated January 24, 1997.

 (4) Based on information set forth in a Schedule 13G dated February 10, 1998.

 (5) Based on information set forth in a Schedule 13G dated February 6, 1998.

 (6) Consists of 131,650 shares owned directly by Mr. Niglio, 2,000 shares owned by Mr. Niglio's wife and 376,532 shares issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger. Mr. Niglio disclaims beneficial ownership of shares owned by his wife.

 (7) Consists of 10,600 shares of Common Stock owned by Dr. Yalow and 166,055 shares issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger.

 (8) Consists of 5,262 shares of Common Stock owned by Mr. McDowell and 28,000 shares issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger.

 (9) Consists of 2,100 shares of Common Stock owned by Mr. Kaufmann and 28,000 shares issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger.

 (10) Consists of 5,100 shares of Common Stock owned by Mr. Clein and 28,000 shares issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger.

 (11) Consists of 38,102 shares owned directly by Mr. Connelly, 4,464 shares of Common Stock owned by LN Investment Capital Limited Partnership ("LNIC") and 24,500 shares issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger. Mr. Connelly is the Managing General Partner of LNIC. Mr. Connelly disclaims beneficial ownership of shares of Common Stock owned by LNIC except to the extent of his proportionate interest therein.

 (12) Consists of 49,000 shares owned by four trusts for benefit of Mr. Wick or members of his family, 4,000 shares owned by Mr. Wick as custodian for his children, 672,600 shares owned by two investment partnerships which are part of the G&M Group and for which Mr. Wick may be deemed to have shared voting and dispositive power, and 24,500 shares issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger.

 (13) Includes 810,897 shares of Common Stock issuable upon exercise of currently exercisable options and options exercisable upon consummation of the Merger.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth a summary of annual and long-term compensation earned by or paid to the Named Officers for services rendered to the Company during each of the last three fiscal years:

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                                 ANNUAL                ------------
                                     -------------------------------    SECURITIES
                                                        OTHER ANNUAL    UNDERLYING
                                      SALARY    BONUS   COMPENSATION   OPTIONS/SARS
NAME AND PRINCIPAL POSITION   YEAR     ($)       ($)        ($)            (#)
----------------------------  ----   --------  -------  ------------   ------------
Richard A. Niglio ..........  1995   $295,000  $     0       $0                0
  Chairman and                1996   $295,000  $     0       $0           40,000
  Chief Executive Officer     1997   $295,000  $86,040       $0           25,000

Elanna S. Yalow ............  1995   $ 95,000  $     0       $0                0
  President and               1996   $125,000  $     0       $0           20,000
  Chief Operating Officer     1997   $150,000  $43,750       $0          100,000

Randall J. Truelove ........  1995   $ 95,000  $     0       $0                0
  Vice President and          1996   $ 95,000  $     0       $0           12,000
  Chief Financial Officer     1997   $ 95,000  $27,710       $0                0

Frank A. Devine ............  1995   $ 95,000  $     0       $0                0
  Secretary                   1996   $ 95,000  $     0       $0           12,000
                              1997   $ 95,000  $27,710       $0           10,000

Jane A. Delaney ............  1995   $ 58,542  $     0       $0                0
  Vice President              1996   $ 71,750  $ 5,681       $0            4,000
                              1997   $ 80,875  $24,790       $0           10,000

    The following table contains information concerning the grant of stock options made to the Named Officers during the fiscal year ended December 31, 1997 under the Company's Stock Option Plan or otherwise:

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                    STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                                        INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                                      ------------------------------------------------------     VALUE AT ASSUMED
                                       NUMBER OF    % OF TOTAL                                ANNUAL RATES OF STOCK
                                      SECURITIES      OPTIONS                                 PRICE APPRECIATION FOR
                                      UNDERLYING    GRANTED TO                                    OPTION TERM(1)
                                        OPTIONS      EMPLOYEES     EXERCISE OR                ----------------------
                                        GRANTED      IN FISCAL     BASE PRICE    EXPIRATION       5%         10%
                                          (#)          YEAR          ($/SH)         DATE         ($)         ($)
                                      -----------  -------------  -------------  -----------  ----------  ----------
Richard A. Niglio...................      25,000          13.4           4.88        4/1/07   $   76,647  $  194,237
Elanna S. Yalow.....................     100,000          53.6           4.88        4/1/07   $  307,000  $  777,000
Frank A. Devine.....................      10,000           5.4           4.88        4/1/07   $   30,700  $   77,000
Jane A. Delaney.....................      10,000           5.4           4.88        4/1/07   $   30,700  $   77,000

------------------------

(1) Amounts indicated under the "Potential Realizable Value" columns above have been calculated by multiplying the market price on the date of grant by the annual appreciation rate shown (compounded for the term of the options), subtracting the exercise price per share and multiplying the gain per share by the number of shares covered by the options.

    Except as disclosed above, no other grants of stock options were made in the fiscal year ended December 31, 1997 to any of the Named Officers. No stock options were exercised by any of the Named Officers during the fiscal year ended December 31, 1997, except as set forth below:

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR-END OPTION/SAR VALUES

                                              VALUE
                                            REALIZED         NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                              SHARES      (MARKET PRICE     UNDERLYING UNEXERCISED       IN-THE-MONEY OPTIONS
                            ACQUIRED ON    AT EXERCISE       OPTIONS AT FY-END(#)            AT FY END(1)
                             EXERCISE         LESS        --------------------------  ---------------------------
NAME                            (#)      EXERCISE PRICE)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE   UNEXERCISABLE
--------------------------  -----------  ---------------  -----------  -------------  ------------  -------------
Richard A. Niglio.........      38,750         67,813        340,364        36,168    $  3,318,548   $   352,638
Elanna S. Yalow...........           0              0         86,722        79,333    $    845,536   $   773,500
Randall J. Truelove.......       3,300          6,875         49,155         5,600    $    479,261   $    54,600
Frank A. Devine...........       2,500          4,375         52,955        12,600    $    516,311   $   122,850
Jane A. Delaney...........           0              0          6,133         8,867    $     59,800   $    86,450

------------------------

(1) Based upon the per share closing price of the Common Stock on December 31, 1997, which was $9.75.

EXECUTIVE COMPENSATION

    GENERAL

    The Company's compensation program for executive officers is administered by the Compensation Committee of the Board of Directors (the "Committee"), which consists of two non-employee members of the Board of Directors, W. Wallace McDowell, Jr. and Myron A. Wick, III. The compensation program is comprised of three elements: (i) base salary, (ii) annual incentive compensation, and (iii) long-term incentive compensation in the form of stock options. Generally, the philosophy of the program is to set base salaries somewhat below competitive levels to permit the Company to rely to a large degree on the annual and long-term incentive compensation components, which are more closely linked to Company performance; each year's annual incentive compensation is directly linked to the Company's earnings in that year, while stock options indirectly reflect the Company's performance through changes in the market price of the Common Stock.

    With respect to base salary for executive officers other than Mr. Niglio, the Committee reviews and generally accepts recommendations of Mr. Niglio, who is in the best position to evaluate performance, competitive salaries and relative company rank. The Committee reserves the right, however, to question Mr. Niglio's recommendation and to discuss with him the bases for his recommendations.

    The base salary of Mr. Niglio is determined by the Committee upon an evaluation of his overall job performance, with consideration given to both quantitative and qualitative factors. Quantitative factors include the growth in Company revenues, achievement of forecasted working capital position and the progress made in expansion of the business through acquisition of additional child care centers. Qualitative factors include Mr. Niglio's leadership qualities, his impact on employee morale and his ability to enhance the Company's industry reputation. Mr. Niglio's base salary for 1996 and 1997 of $295,000 was not increased over his 1995 base salary. The Board of Directors increased Mr. Niglio's base salary for 1998 to $350,000.

    With respect to the annual incentive compensation component, in 1992 the Company established an incentive plan which provides for the creation of an incentive bonus pool in each year from which payments are made to executive officers based on the Company's earnings in that year. The portion of the incentive pool each officer is eligible to receive is based on the officer's base salary as a percentage of the aggregate base salary of all participating officers. In 1996, the Company's level of earnings did not reach the minimum requirements of the incentive plan for that year and consequently no bonuses were earned.

In 1997, the Company's level of earnings reached the requirements set by the 1997 incentive plan and consequently bonuses were earned as set forth above in the Summary Compensation Table.

    The third component of the compensation program consists of the awarding of options to purchase Common Stock under the Company's Stock Option Plan (the "Option Plan"). Stock options may be granted under the Option Plan with an exercise price of no less than 85% of the fair market value of the Common Stock on the date of grant, although all options granted under the Option Plan to date have been granted at exercise prices which are not less than 100% of the fair market value on the respective dates of grant. In addition, options granted under the Option Plan are generally subject to a three-year vesting period. Accordingly, an optionee will realize value from the grant only if the market value of the Common Stock increases over an extended period following the date of grant. Because the compensation element of stock options is dependent on increases over time in market value of such shares, stock options represent compensation tied to the Company's long-term performance. The Committee believes compensation in the form of stock options serves to align the interests of the executive officers directly with the interests of the Company's stockholders. Options granted to the Named Executive Officers during 1997 are disclosed above.

    The number of options granted to any officer under the Option Plan is determined by the Committee based on a number of factors, including that officer's corporate level of responsibility and performance, the frequency and number of options granted to that officer in the past and compensation paid or awarded to that officer under other aspects of the compensation program.

    EMPLOYMENT AGREEMENTS

    The Company has entered into Employment Agreements, each dated as of January 15, 1998, with Richard A. Niglio and Elanna S. Yalow (each referred to in this paragraph as the "Executive"). The Employment Agreements have substantially identical terms, except as noted below. Each Employment Agreement has an initial term of three years, renewable for additional successive three-year terms unless earlier terminated, or modified, extended or replaced by mutual agreement. If the Employment Agreement is terminated due to death or disability, or is terminated by the Company other than for cause, or is terminated by the Executive for good reason, then Executive (or Executive's estate) will receive as severance (a) a lump-sum payment equal to the greater of Executive's base salary for the remainder of the three-year term then in effect (including in some cases base salary for the successive three-year term) or two times Executive's base salary, and (b) a PRO RATA bonus for the fiscal year in which termination occurs, PROVIDED THAT if termination occurs within 365 days of a "Change in Control" (as defined) of the Company, Executive shall receive a bonus (the "Bonus Multiple") equal to two times the highest annual bonus earned by Executive in the three fiscal years prior to the year of termination, plus the amount, if any, by which the PRO RATA bonus exceeds the Bonus Multiple. In addition, all of Executive's unvested stock options will vest and be exercisable for three months and, except in the case of termination due to death, Executive will continue to participate in all Company benefits for two years. If the Agreement is terminated voluntarily by Executive or by the Company for cause Executive will only receive his or her base salary and expense reimbursements through date of termination. Pursuant to his Employment Agreement Mr. Niglio serves as Chief Executive Officer, with a base salary of $350,000 per year, and pursuant to her Employment Agreement Dr. Yalow serves as Chief Operating Officer and President with a base salary of $200,000 per year. Mr. Niglio's Employment Agreement will be superseded by his Consulting Agreement dated March 27, 1998, and Dr. Yalow's Employment Agreement will be superseded by her Employment Agreement dated March 27, 1998.

    COMPENSATION DEDUCTION LIMITATION

    As part of the 1993 Omnibus Budget Reconciliation Act, Congress enacted
Section 162(m) of the Internal Revenue Code of 1986 (the "Code"), which limits to $1 million per year the federal income tax deduction available to public companies of compensation paid to its chief executive officers and, in certain cases, its four other highest paid executive officers, unless the compensation qualifies for certain "performance-based" exceptions provided for in that section. Although it is anticipated that cash compensation payable to the Company's executive officers for the next several years will not exceed the $1 million limitation, the Company's strategy, nevertheless, is to qualify compensation paid to its executive officers for deductibility for federal income tax purposes to the extent feasible. Notwithstanding the foregoing, to maximize its flexibility with regard to executive compensation arrangements, the Company reserves the right to take actions which it deems to be in the best interests of the Company and its stockholders but which may not always qualify for tax deductibility under Section 162(m) or other sections of the Code.

                             COMPENSATION COMMITTEE

                              W. Wallace McDowell, Jr.
                               Myron A. Wick, III

          COMPENSATION COMMITTEE REPORT ON REPRICING OF STOCK OPTIONS

    On August 27, 1996 upon recommendation of the Compensation Committee, the Board of Directors of the Company reduced the exercise price of all previously granted options with exercise prices of greater than $6.00 to $5.25, which was the closing market price of the Company's Common Stock as reported on the NASDAQ National Market as of that date. The Compensation Committee, in making its recommendation to the Board of Directors, and the Board of Directors, in acting to reduce the exercise price of the stock options considered several factors. One was the decline in the price of the Common Stock over a period of approximately one year prior to the date of the repricing, which resulted in many of the previously granted stock options having exercise prices well in excess of the prevailing market price for the Common Stock at the time of the repricing. As a consequence, the impact of the stock options as a motivational tool and as a reward to the recipients was significantly eroded. In addition, the Committee and the Board considered that no payments were made to the Company's executive officers under the Company's incentive plan for 1995 and, based on information available to management at the time of the repricing, it appeared that no payments would be made for 1996 as well. In view of the Company's reliance on stock options as a major component of its compensation program, and that another component of the program, the incentive plan, had not been a source of income to the Company personnel in 1995 and would not be a source of income in 1996, the Committee and Board believed that the reduction in the exercise prices of the options was critical to retaining and motivating the executive personnel and others who are in a position to contribute substantially to the progress and success of the Company. Exercise prices for options to purchase an aggregate of 387,244 shares outstanding on August 27, 1996 were reduced by the Board.

    The following table sets forth for Mr. Niglio, Dr. Yalow and the Company's other executive officers a summary of all repricing of options previously granted to them which was effected during the ten year period ending December 31, 1997.

                           TEN YEAR OPTION REPRICING

                                                                                                            LENGTH OF
                                                       # OF                                                 ORIGINAL
                                                    SECURITIES   MARKET PRICE    EXERCISE                  OPTION TERM
                                                    UNDERLYING    OF STOCK AT    PRICE AT        NEW      REMAINING AT
                                          DATE OF     OPTIONS       TIME OF       TIME OF     EXERCISE       DATE OF
NAME                                     REPRICING   REPRICED      REPRICING     REPRICING      PRICE       REPRICING
---------------------------------------  ---------  -----------  -------------  -----------  -----------  -------------
Richard A Niglio.......................    8/27/96      72,500     $    5.25     $    8.00    $    5.25      6.5 yrs.
                                           8/27/96      37,500     $    5.25     $    8.00    $    5.25      6.5 yrs.
                                           8/27/96      66,391     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                           8/27/96      13,889     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                          10/19/92      38,750     $    6.00     $   10.00    $    6.00      5.0 yrs.

Elanna S. Yalow........................    8/27/96      13,277     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                           8/27/96      17,500     $    5.25     $    8.00    $    5.25      6.5 yrs.
                                           8/27/96       2,778     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                          10/19/92       3,125     $    6.00     $   10.00    $    6.00      5.0 yrs.

Randall J. Truelove....................    8/27/96      13,277     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                           8/27/96      17,500     $    5.25     $    8.00    $    5.25      6.5 yrs.
                                           8/27/96       2,778     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                          10/19/92       2,500     $    6.00     $   10.00    $    6.00      5.0 yrs.

Frank A. Devine........................    8/27/96      13,277     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                           8/27/96      17,500     $    5.25     $    8.00    $    5.25      6.5 yrs.
                                           8/27/96       2,778     $    5.25     $   10.25    $    5.25      8.3 yrs.
                                          10/19/92       2,500     $    6.00     $   10.00    $    6.00      5.0 yrs.

Jane A. Delaney........................    8/27/96       1,000     $    5.25     $   10.25    $    5.25      3.3 yrs.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Effective November 5, 1992, the Company acquired American Family Service Corporation ("AFSC") pursuant to the merger of a wholly-owned subsidiary of the Company with and into AFSC. Pursuant to the terms of a Shareholders Agreement with LNIC, the principal stockholder of AFSC, which was entered into simultaneously with the agreement and plan of merger in that transaction, LNIC was granted the right to designate one person as a director of the Company upon consummation of the acquisition of AFSC, and to thereafter require the Company to include in the slate of nominees for election of directors at any meeting of stockholders of the Company at which directors are elected, and to solicit proxies for, one nominee selected by LNIC for so long as the shares owned by LNIC, including shares issuable upon conversion of the preferred stock which was issued to AFSC in the transaction, constituted more than 5% of the total number of shares of Common Stock issued and outstanding. Michael J. Connelly was LNIC's designee on the Board commencing in 1992 pursuant to the Shareholders Agreement. During the fourth quarter of 1997 LNIC converted the remaining balance of its preferred stock into shares of Common Stock of the Company and has disposed of a sufficient number of its shares of Common Stock so that it no longer satisfies the 5% test referred to above.

    In 1993 and 1994, the Company furnished loans to each of its executive officers in connection with their purchases of Common Stock. In connection with a private placement of shares in 1993, the Company loaned $200,200 to Mr. Niglio and $20,075 to each of Dr. Yalow, Randall J. Truelove, Vice President, Finance, Rebekah K. Renshaw, Vice President, Operations, and Frank A. Devine, Secretary and General Counsel, constituting the purchase price for their respective shares. Each of the loans bears interest at 5.5% annum and is payable in 36 equal monthly installments of principal and interest, commencing on May 1, 1996. The Board of Directors of the Company has deferred indefinitely the payment of interest and principal of these loans. In connection with their purchases of publicly registered shares in 1994, the Company loaned $224,475 to Mr. Niglio and $33,825 to each of Dr. Yalow, Mr. Truelove, Ms. Renshaw and Mr. Devine, constituting substantially all of the purchase price for their respective shares. Those loans bear interest at the rate of 7.3% per annum, and are payable in 36 monthly installments of principal and interest commencing in December 1997. The Board of Directors of the Company has also deferred indefinitely the payment of interest and principal of these loans. As of February 28, 1998, the aggregate amount of indebtedness of each of the executive officers to the Company pursuant to the 1993 and 1994 loans was $533,444 for Mr. Niglio, $67,653 for Dr. Yalow, $67,653 for Mr. Truelove, and $67,653 for Mr. Devine. In connection with the exercise of certain stock options the Compensation Committee in October 1997 approved loans of $266,200 to Mr. Niglio, $18,700 to Mr. Truelove, and $15,000 to Mr. Devine.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Niglio, Chairman and Chief Executive Officer of the Company, is a director and member of the Compensation Committee of PMR Corporation. Mark P. Clein, a director of the Corporation, is Chief Financial Officer of PMR Corporation.

                            STOCK PERFORMANCE GRAPH

    The following stock performance graph reflects a comparison of the cumulative total return on an investment in the Common Stock of the Company from December 31, 1992 through December 31, 1997 with the Amex Market Value Index, an old "Peer Group" of other publicly traded companies (KinderCare Learning Centers, Inc., Sunrise Preschools, Inc., and Nobel Education Dynamics, Inc.) and a new "Peer Group" which consists of members of the old "Peer Group" plus two additional companies primarily engaged in child care services, Kiddie Academy International, Inc. and New Horizon Kids Quest, Inc., both of which conducted initial public offerings in 1995. The Company has elected to utilize a new Peer Group because it believes that the new Peer Group constitutes a more representative sample of publicly-owned companies which are competitive with the Company. Dividend reinvestment has been assumed and, with respect to companies in the old and new Peer Groups, the performance of each such company's stock has been weighed to reflect relative stock market capitalization. The comparisons in this table are required by the SEC and, therefore, are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
              AMONG CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.,
      THE AMEX MARKET VALUE INDEX, A NEW PEER GROUP AND AN OLD PEER GROUP

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            CHILDREN'S DISCOVERY

               Centers of America,
                              Inc.    New Peer Group    Old Peer Group     AMEX Market Value
12/92                        $ 100             $ 100             $ 100                 $ 100
12/93                        $ 195             $ 100             $ 100                 $ 120
12/94                        $ 246             $ 129             $ 129                 $ 109
12/95                        $ 111             $ 486             $ 486                 $ 137
12/96                        $ 151             $ 284             $ 284                 $ 146
12/97                        $ 211             $ 271             $ 244                 $ 177

                                                                                 CUMULATIVE TOTAL RETURN AT
                                                        ----------------------------------------------------------------------------
                                                         12/31/92     12/31/93     12/31/94     12/31/95     12/31/96     12/31/97
                                                        -----------  -----------  -----------  -----------  -----------  -----------
Children's Discovery Centers of America, Inc..........   $     100    $     195    $     246    $     111    $     151    $     211
New Peer Group........................................         100          100          129          486          284          271
Old Peer Group........................................         100          100          129          486          284          244
AMEX Market Value.....................................         100          120          109          137          146          177

------------------------

* Assumes $100 was invested on December 31, 1992 in the applicable stock or index, and that all dividends were reinvested.

    The materials contained in this Information Statement under the caption "Stock Performance Graph" are not "soliciting material," are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Information Statement and irrespective of any general incorporation provision contained therein, except to the extent that the Company specifically incorporates it by reference into such filing.